SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. 2)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]

Securities Act Rule 802 (Exchange Offer) [X]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

KABUSHIKI KAISHA TOKYU SUTOA
(Name of Subject Company)

TOKYU STORE CHAIN CO., LTD.
(Translation of Subject Company's Name into English (if applicable))

JAPAN
(Jurisdiction of Subject Company's Incorporation or Organization)

TOKYU CORPORATION
(Name of Person(s) Furnishing Form)

N/A
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Takeshi Hino
Tokyu Corporation
5-6 Nampeidai-cho
Shibuya-ku, Tokyo 150-8511 Japan
Telephone 81-3-3477-9603

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights offering Commenced)

PART I
INFORMATION SENT TO SECURITY HOLDERS

Attached as Attachment I is an English translation of the Notice of 69th Annual Shareholders' Meeting which was distributed on May 1, 2008 (Tokyo) to shareholders of Tokyu Store Chain Co., Ltd.

Attached as Attachment II is an English translation of an Announcement Regarding the Shareholders Benefits of Tokyu Store Chain, Co., Ltd. and Tokyu Corporation, which was distributed on May 1, 2008 (Tokyo) to shareholders of Tokyu Store Chain Co., Ltd.

PART II
INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III
CONSENT TO SERVICE OF PROCESS

Form F-X appointing an agent for service of process in connection with the subject transaction was filed concurrently with Form CB filed with the Commission on March 28, 2008.

PART IV
SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

____
(Signature)

Masao Tomoe
Director & Executive Officer, Executive General Manager,
Finance, Accounting & Group Strategy Headquarters

____
(Name and Title)

May 1, 2008

____
(Date)

Translation:
This English translation is being provided to United States shareholders for the sole purpose of complying with certain requirements under United States securities laws and does not constitute a notice of shareholders meeting under the Company Law of Japan. It is not intended in any way to substitute or replace the original Japanese version under Japanese law and if there is any discrepancy between the original Japanese version and this translation, the original Japanese version shall govern.

NOTICE TO SHAREHOLDERS RESIDENT IN THE UNITED STATES:
This public notice relates to a proposed business combination which involves the securities of a foreign company. It is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for any U.S. shareholder to enforce its rights and any claim it may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. Such U.S. shareholder may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

Securities Code: 8197
Tokyu Store Chain Co., Ltd.
1-21-12 Kamimeguro, Meguro-ku, Tokyo

May 1, 2008

Notice of 69th Annual Shareholders' Meeting

Dear Shareholder,

Tokyu Store Chain Co., Ltd. (hereinafter "the Company") is delighted to invite you to attend its 69th Annual Shareholders' Meeting. Details of the meeting are provided below.

If you are unable to attend the meeting, you may exercise your voting rights in writing. To exercise your voting rights in writing, please review the enclosed Reference Material for the Shareholders' Meeting, indicate your voting intentions on the enclosed Form for Exercise of Voting Rights, and return the form to us by 5 p.m., May 21, 2008.

Yours Faithfully,

Ichiro Takahashi
President, Representative Director

The 69th Annual Shareholders' Meeting

1. Date: 10 a.m., Thursday, May 22, 2008

2. Venue: Meguro-ku Chusho Kigyo Center Hall in Meguro Kumin Center
2-4-36 Meguro, Meguro-ku, Tokyo
(See map at the end of text)

3. Agenda:

Reports:	1. Business report, consolidated financial documents, and results of audits of the consolidated financial documents by the accounting auditor and the Board of Corporate Auditors for the 69th fiscal year (from March 1, 2007 to February 29, 2008) 2. Financial documents for the 69th fiscal year (from March 1, 2007 to February 29, 2008)
Resolutions:	Proposal 1: Surplus appropriation Proposal 2: Approval of share exchange agreement between the Company and Tokyu Corporation Proposal 3: Appointment of 17 directors Proposal 4: Appointment of 4 corporate auditors

* If you attend the meeting, please submit the enclosed Form for Exercise of Voting Rights to a receptionist when you arrive at the meeting venue.
* We will announce any corrections to the Reference Material for the Shareholders' Meeting, business report, consolidated financial documents, or financial documents on our website (http://www.tokyu-store.co.jp/ir/).

Reference Material for the Shareholders' Meeting

Agenda and Reference Information

Proposal 1. Surplus appropriation

1. Year-end dividend

Tokyu Store Chain Co., Ltd. (hereinafter "the Company") regards the distribution of profits to shareholders as one of its top priorities, and its basic policy is to continue to pay stable dividends, balancing this with results and retained earnings to bolster its financial strength.

Although the operating environment has remained challenging, we propose to pay the following dividends:

(1) Type of dividend:

Cash

(2) Allotment of dividend to shareholders and total amount of the dividend:

We propose to pay a dividend of ¥5 per common share of the Company (total dividend: ¥349,608,500) to shareholders as of the end of the fiscal year under review.

As a result, the annual dividend will be ¥10 per share, including the interim dividend of ¥5 per share.

(3) Effective date of dividend:

Friday, May 23, 2008

2. Surplus appropriation

(1) Decrease in surplus account:

Contingent reserve: ¥6,000,000,000

(2) Increase in surplus account:

Net earned surplus forwarded: ¥6,000,000,000

Proposal 2. Approval of share exchange agreement between the Company and Tokyu Corporation

1. Reason for the share exchange

In the medium-term management plan for the three years ending fiscal 2006, the Company pursued initiatives designed to become a customer-oriented company, based on the concept of quality improvement. Its aim was to play a central role in the retail operations of the Tokyu Group and to enhance the value of the areas along Tokyu's railway lines. These efforts produced results.

Nonetheless, competition with similar and different types of retail competitors remains intense, and the clear choices made by customers are expected to trigger an acceleration in the

reorganization of the market and in the selection of those companies that will succeed.

Responding to this situation, the Company has developed a new medium-term management plan for the three years beginning fiscal 2008. Under the new plan, we will give top priority to developing our ability to achieve sustainable growth and we will aim to steadily expand operating profit with basic policies of improving earnings through a scrap and build approach, returning existing stores to profitability, and maximizing efficiency through business restructuring and business improvement. To ensure that the management plan is executed and to achieve enterprise value improvement, we believe that we need to make quick business decisions and expand synergies in the Tokyu Group in cooperation with Tokyu Corporation, our parent company.

The Company believes that it will be able to make quicker decisions and maximize Group synergies by becoming a wholly owned subsidiary of Tokyu Corporation through the share exchange, which will consolidate the management and strategies of the Company with those of Tokyu Corporation. As a result, we will be able to achieve sustainable growth and continue to play a role in enhancing the value of the areas along Tokyu's railway lines.

We would like to express our deep appreciation for the support of our shareholders. We respectfully ask you to consider and approve the share exchange.

2. Summary of the share exchange agreement

The following is the share exchange agreement that the Company concluded with Tokyu Corporation on March 27, 2008:

Share Exchange Agreement (Copy)

This Share Exchange Agreement (hereinafter known as the "Agreement") is made and entered into by and between Tokyu Corporation, having its office at 5-6, Nanpeidai-cho, Shibuya-ku, Tokyo (hereinafter referred to as "Tokyu") and Tokyu Store Chain Co., Ltd., having its office at 1-21-12, Kamimeguro, Meguro-ku, Tokyo (hereinafter referred to as "Store").

NOW, THEREFORE, the parties hereto agree as follows:

Article 1: Share exchange

Tokyu and Store shall carry out a share exchange (hereinafter referred to as the "Share Exchange") through which Store will become a wholly-owned subsidiary of Tokyu, in accordance with the provisions of the Agreement. Tokyu shall acquire all issued shares of Store (excluding shares of Store already held by Tokyu).

Article 2: Effective date

The effective date of the Share Exchange (hereinafter referred to as the "Effective Date") shall be July 1, 2008. However, if necessary for Share Exchange procedures or for other reasons, the Effective Date may be revised by mutual agreement through consultation between Tokyu and Store.

Article 3: Calculation of the number of shares to be delivered at the time of the Share Exchange; Allocation of the shares

1. *At the time of the Share Exchange, as consideration for the shares of Store, Tokyu shall deliver common shares of Tokyu to "Store shareholders" (which term shall include shareholders listed as beneficiary shareholders through custodial accounts, but shall not include Tokyu) recorded as of the date preceding the Effective Date on the "final list of shareholders" (which term shall include shareholders listed as beneficiary shareholders through custodial accounts). The aggregate number of shares so delivered by Tokyu shall be equal to one multiplied by the total number of outstanding common shares of Store held by Store shareholders as recorded on the final list of shareholders as of the date preceding the Effective Date.*
2. *At the time of the Share Exchange, Tokyu shall allocate and deliver to each Store shareholder one common share of Tokyu for each common share of Store held by such Store shareholder as recorded on the final list of shareholders as of the date preceding the Effective Date.*

Article 4: Amount of capital stock and reserves of Tokyu

The increase in the capital stock and reserves of Tokyu as a result of the Share Exchange shall be as provided below. However, the amount of increase may be changed by mutual agreement through consultation between Tokyu and Store as a result of any change in circumstances occurring prior to the Effective Date:

(1) Capital stock: 0 yen

(2) Capital reserve

The total amount of change in capital paid by shareholders, calculated based on the provisions of the Corporate Accounting Regulations

(3) Earned reserve: 0 yen

Article 5: General meeting of shareholders for approval of the Share Exchange Agreement

1. *Tokyu shall carry out the Share Exchange without obtaining the approval of the Agreement at a general meeting of shareholders based on Paragraph 1 of Article 795 of the Companies Act, as provided in Paragraph 3 of Article 796 of the Companies Act.*
2. *Store shall seek approval for the Agreement and resolutions of matters necessary for the Share*

Exchange at the ordinary general meeting of shareholders scheduled to be held on May 22, 2008. However, if necessary for Share Exchange procedures or for other reasons, this paragraph may be revised by mutual agreement through consultation between Tokyu and Store.

Article 6: Management of company assets, etc.

1. *During the period from the date hereof to the Effective Date, Tokyu and Store shall conduct business and manage and operate their respective assets with the care of a good manager. Tokyu and Store shall only carry out acts that have a major effect on their assets, rights and obligations upon prior consultation and agreement.*
2. *Tokyu and Store shall not pay dividends unless paid to shareholders and registered pledgees recorded on the final list of shareholders for the relevant company as of March 31, 2008 and February 29, 2008, respectively, subject to the following limitations:*
   - *(1) 3 yen per share and 3,794,553,120 yen in total for Tokyu*
   - *(2) 5 yen per share and 349,608,500 yen in total for Store*

Article 7: Amendment and termination of the Agreement

During the period from the date hereof to the Effective Date, if a major change occurs to the assets or management conditions of Tokyu or Store due to a natural calamity or due to other reasons or situations that seriously impede the Share Exchange, Tokyu and Store may, upon mutual agreement through consultation between Tokyu and Store, amend the conditions of the Share Exchange or the provisions of the Agreement, or terminate the Agreement.

Article 8: Effect of the Agreement

The Agreement shall lose its effect if the approval of the general meeting of shareholders of Store is not obtained as set out in Paragraph 2 of Article 5, or if the Agreement is terminated as set out in Article 7.

Article 9: Negotiation

Matters necessary for the Share Exchange that are not provided in the Agreement shall be decided by Tokyu and Store through negotiation in accordance with the purpose of the Agreement.

IN WITNESS WHEREOF, Tokyu and Store have caused the Agreement to be created in duplicate, signed and sealed, each party retaining one copy thereof, respectively.

March 27, 2008

Tokyu:
Toshiaki Koshimura
President and Representative Director
Tokyu Corporation
5-6, Nanpeidaicho, Shibuya-ku Tokyo

Store:
Ichiro Takahashi
President, Representative Director
1-21-12, Kamimeguro, Meguro-ku Tokyo
Tokyu Store Chain Co., Ltd.

3. Appropriateness of consideration for the share exchange

(1) Adequacy of the amount and value of the consideration of the share exchange

To ensure the fairness and appropriateness of the share exchange ratio in the share exchange, the Company has appointed GCA Savvian Corporation (hereinafter "GCA Savvian") and Tokyu Corporation has appointed Nomura Securities Co., Ltd. (hereinafter "Nomura Securities") as their independent financial advisors to assess the share exchange ratios.

GCA Savvian adopted the market stock price method (i.e., the market stock price average method) to evaluate the common stock of Tokyu Corporation and that of the Company, because the shares are listed on the First Section of the Tokyo Stock Exchange and thus have market prices. GCA Savvian also adopted the discounted cash flow method (hereinafter "DCF method"), on the grounds that analysis from other perspectives, in addition to the market stock price method (i.e., the market stock price average method), is appropriate. The analyses of share exchange ratios were submitted to the Company.

The number of common shares of Tokyu Corporation to be allotted per common share of the Company by each valuation method is as follows:

Method	Range of share exchange ratio assessments
Market stock price method (i.e., market stock price average method)	0.758 to 0.769
DCF method	0.948 to 1.273

With the market stock price method (i.e., market stock price average method), share exchange ratios were evaluated based on the volume weighted average price on March 25, 2008

and the volume weighted average price from February 26, 2008 to March 25, 2008.

Nomura Securities adopted the market stock price average method to evaluate the common stock of Tokyu Corporation and that of the Company, because the shares are listed on the First Section of the Tokyo Stock Exchange and thus have market prices. Nomura Securities also adopted the comparable companies analysis and the DCF method, on the grounds that analysis from other perspectives, in addition to the market stock price average method, is appropriate. The analysis of the share exchange ratio was submitted to Tokyu Corporation.

The number of common shares of Tokyu Corporation to be allotted per common share of the Company by each valuation method is as follows:

Method	Range of share exchange ratio assessments
Market stock price average method	0.76 to 0.78
Comparable companies analysis	0.86 to 1.06
DCF method	0.88 to 1.02

With the market stock price average method, share exchange ratios were evaluated based on the closing price on March 26, 2008 (hereinafter the "Immediately Preceding Day"), the average of closing prices in the week ending on the Immediately Preceding Day (from March 21, 2008 to March 26, 2008), and the average of closing prices during the period from the day following the date of certain announcements regarding material information of the Company (a "Notice of Posting of Extraordinary Loss, Reversal of Deferred Tax Assets, and Revision of Full-Year Forecast" and a "Notice of Development of a New Three-Year Medium-Term Management Plan" dated February 27, 2008) to the Immediately Preceding Day (i.e., from February 28, 2008 to March 26, 2008).

Tokyu Corporation and the Company carefully examined the share exchange ratio based on the valuations submitted by the above independent financial advisors, and discussed and negotiated the ratio. As a result, both companies determined the share exchange ratio for the share exchange at their respective Board of Directors meetings held on March 27, 2008, and entered into a share exchange agreement on the same day. The determined share exchange ratio is as follows:

Company	Tokyu Corporation (Parent company)	Tokyu Store Chain (Wholly owned subsidiary)
Share exchange ratio	1	1

The Company has received from GCA Savvian an opinion stating that the agreed share exchange ratio is fair to the minority shareholders of the Company from a financial point of

view. Tokyu Corporation has received from Nomura Securities an opinion stating that the agreed share exchange ratio is fair to Tokyu Corporation from a financial point of view.

(2) Adequacy of the capital and reserves of Tokyu Corporation to be added by the share exchange

The amounts of capital and reserves of Tokyu Corporation to be added by the share exchange are as follows:

(i) Capital:	¥0
(ii) Capital reserve:	All changes in equity capital will be calculated under the provisions of the company's accounting rules.
(iii) Earned reserve:	¥0

The Company and Tokyu Corporation believe that the amounts of capital and reserves above are adequate, taking into consideration laws and regulations and the capital policy of Tokyu Corporation.

(3) Reason for choosing common shares in Tokyu Corporation as the consideration of the share exchange

The Company and Tokyu Corporation have chosen common shares in Tokyu Corporation, the parent company, as the consideration for the share exchange. The Company has determined that Tokyu Corporation shares are appropriate as consideration for the share exchange for the following reasons:

(i) The trading volume of Tokyu Corporation shares on the stock market is high, showing high liquidity.

(ii) Tokyu Corporation will become a parent company and the Company will become a wholly owned subsidiary through the share exchange. When the shareholders of the Company receive common shares in Tokyu Corporation in consideration for the share exchange, they will be able to benefit from the synergy generated by this relationship.

(4) Actions taken to prevent the share exchange from harming the interests of shareholders of the Company other than Tokyu Corporation, the parent company

Since Tokyu Corporation is the parent company of the Company, both companies separately requested independent financial advisors to assess the share exchange ratios and used the results of the valuations to ensure the fairness and appropriateness of the share exchange ratio as described in section 3(1). Both companies carefully examined the share exchange ratios based on the valuations submitted by the independent financial advisors and discussed and

negotiated share exchange ratios. As a result, the companies agreed on the above exchange ratio.

To avoid any conflict of interest, one director of the Company who concurrently serves as representative director of Tokyu Corporation did not participate in the relevant discussions and resolutions of meetings of the Board of Directors meetings of the Company. For the same reason, an outside corporate auditor of the Company who concurrently serves as a director of Tokyu Corporation did not participate in discussions of the share exchange or expressed opinions regarding the share exchange.

4. Reference for consideration of the share exchange

(1) Articles of Incorporation of Tokyu Corporation

Articles of Incorporation of Tokyu Corporation

Revised on June 28, 2007

Chapter I General Provisions

(Business Name)

Article 1. The name of the Company shall be Tokyo Kyuko Dentetsu Kabushiki Kaisha.
The English name shall be TOKYU CORPORATION.

(Purpose)

Article 2. The purpose of the Company shall be to conduct the following businesses:

1. *Railway and ropeway operations*
2. *Tramway operations*
3. *General transportation using vehicles*
4. *Management of residential land, and trading and leasing of land and houses*
5. *Management of golf courses, sports facilities, and culture schools*
6. *Management of restaurants and sale of food articles, convenience goods, and alcoholic beverages*
7. *Management of hotels*
8. *Travel business*
9. *Design and execution of civil engineering and construction services by contract*
10. *Agency business for trade of products in relation to specific prepayment type transactions*

11. *Investment and loans or debt guarantees in relation to operations necessary for the management of the Company*
12. *Damage insurance agency business*
13. *Information provision and processing, and telecommunications*
14. *Investment advisory business in relation to real estate, securities, and other financial assets*
15. *FM broadcasting under the Broadcast Law*
16. *Manufacture, repair, and sale of railway vehicles, automobiles, containers, parking equipment, and their parts*
17. *Outsourced management and maintenance of shopping centers*
18. *Operations relating to advertising*
19. *Outsourced management and leasing of real estate*
20. *Business relating to the handling of credit cards and installment sales under the Installment Sales Law*
21. *Security business under the Private Security Industry Act*
22. *Investment in and the trade, brokerage, and management of equity contributions to specific purpose companies, special purpose companies (specified in the regulations concerning the terms, forms and creation methods of financial statements), and real estate investment trusts*
23. *Any business incidental to the businesses specified in the preceding items*

(Location of Head Office)
Article 3. The head office of the Company shall be located in Shibuya-ku, Tokyo.

(Organs)
Article 4. The Company shall establish the following organs in addition to the General Meeting of Shareholders and directors:

(1) *Board of Directors*
(2) *Corporate auditors*
(3) *Board of Corporate Auditors*
(4) *Accounting auditors*

(Method of Public Notice)
Article 5. The Company shall give public notices by electronic means. However, if the Company is unable to give a public notice by electronic means, it shall place a public notice in the Nihon Keizai Shimbun.

Chapter 2 Shares

(Number of Authorized Shares)

Article 6. The total number of authorized shares of the Company shall be 1.8 billion.

(Issue of Share Certificates)

Article 7. The Company shall issue share certificates for its shares.

(Number of Shares in One Share Unit and Non-Issuance of Share Certificates for Fractional Shares)

Article 8. The number of shares of the Company in one share unit shall be 1,000.

Notwithstanding the provision of the preceding article, the Company shall not issue share certificates for shares less than the number of shares per unit (hereinafter "Fractional Shares") unless otherwise stipulated in the Share Handling Regulations.

(Acquisition of Treasury Stock)

Article 9. The Company may acquire treasury stock by resolution of the Board of Directors under Article 165, Paragraph 2 of the Companies Act.

(Rights Relating to Fractional Shares)

Article 10. "Shareholders" (which term shall include shareholders listed as beneficiary shareholders through custodial accounts) holding fractional shares of the Company may not exercise, with respect to such fractional shares, any rights other than the following:

(1) The rights set out in Paragraph 2, Article 189 of the Companies Act

(2) The right to demand acquisition under Paragraph 1, Article 166 of the Companies Act

(3) In accordance with the number of shares held by such shareholder, rights to receive an allotment of shares offered or an allotment of stock acquisition rights offered

(4) The right to make demands as stipulated in the following article

(Further Buying Fractional Shares)

Article 11. A shareholder holding fractional shares of the Company may demand the sale of the number of shares that will together with the fractional shares held by such shareholder constitute a unit under the Share Handling Regulations.

(Shareholder Registrar)

Article 12. The Company shall appoint a shareholder registrar.

The Company shall appoint a shareholder registrar and an office thereof by resolution of the Board of Directors and shall give public notice thereof.

The Company shall outsource to the shareholder registrar the preparation and maintenance of the "list of shareholders" (which term shall include the list of holders of shares beneficially held through custodial accounts), the original register of stock acquisition rights, and the register of lost share certificates of the Company and other administrative work relating to the list of shareholders, the original register of stock acquisition rights, and the register of lost share certificates. The Company shall not perform such work.

(Handling of Shares)

Article 13. The handling of shares of the Company and handling charges shall be as set out in the Share Handling Regulations stipulated by the Board of Directors in addition to laws and regulations and the Articles of Incorporation.

Chapter 3 General Meeting of Shareholders

(Convocation)

Article 14. An Annual General Meeting of Shareholders of the Company shall be called in June each year. Extraordinary General Meetings of shareholders shall be called as necessary.

(Record Date of Annual General Meeting of Shareholders)

Article 15. The record date for voting rights at the Annual General Meeting of Shareholders shall be March 31 each year.

(Internet Disclosure of Reference Documents Etc. of General Meeting of Shareholders)

Article 16. When convening a General Meeting of Shareholders, the Company may disclose through the Internet in accordance with the provisions of ordinances of the Ministry of Justice information on matters that would normally appear in reference documents, business reports, accounting documents, and consolidated accounting documents. The Company may deem such disclosure as constituting the provision of the above information to shareholders.

(Resolution)

Article 17. Resolutions of General Meetings of Shareholders shall be made by a majority vote of the voting rights of the shareholders who are present and can exercise their voting rights, unless otherwise specified by laws and regulations or the Articles of Incorporation.

Resolutions provided for in Article 309, Paragraph 2 of the Companies Act shall be made by

two-thirds or more of the voting rights in a General Meeting of Shareholders attended by shareholders having one third or more of the voting rights of shareholders with voting rights.

(Exercise of Voting Right by Proxy)

Article 18. Shareholders may exercise their voting rights by having another shareholder who has the right to vote act as their proxy.

In this case, the shareholder or the proxy shall submit to the Company a document showing evidence of the proxy's power of representation for each General Meeting of Shareholders.

(Chairperson)

Article 19. The chairperson of the General Meeting of Shareholders shall be the president of the Company. If the president is unable to so act, another director shall chair the meeting. If no director is available, the chairperson shall be appointed from among the shareholders present.

(Rules for Procedure)

Article 20. The Board of Directors may establish rules for the procedures of the General Meeting of Shareholders.

Chapter 4 Directors and Board of Directors

(Prescribed Number of Directors)

Article 21. The number of directors of the Company shall not exceed 20.

(Election)

Article 22. A resolution to elect directors shall be made by a majority of the voting rights in a General Meeting of Shareholders attended by shareholders having one third or more of the voting rights of shareholders with voting rights. Cumulative voting shall not be adopted.

(Term of Office)

Article 23. The term of office of directors shall expire at the end of the Annual General Meeting of Shareholders for the last fiscal year that ends within one year of their election.

(Convocation of Board of Directors)

Article 24. A notice convening a Board of Directors' meeting shall be given to each director and auditor at least one week prior to the day of the meeting. Such notice period may be reduced in the event of an emergency.

(Resolution of Board of Directors in Writing)

Article 25. If the requirement specified in Article 370 of the Companies Act is met, it shall be deemed that the Board of Directors has resolved to approve any matter that has been put to a resolution by the Board of Directors.

(Chairperson, President, Vice President, Senior Managing Director, and Managing Director)

Article 26. The Company may appoint one chairperson of the board, one president, several executive vice presidents, several senior managing directors, and several managing directors.

(Representative Directors)

Article 27. Representative directors shall be appointed by resolution of the Board of Directors.

The president shall be a representative director.

(Rules of the Board of Directors)

Article 28. Matters relating to the Board of Directors shall be set out separately.

(Agreement on Limitation of Liability with Outside Directors)

Article 29. The Company may enter into an agreement with outside directors to the effect that the liability of the outside directors under Article 423, Paragraph 1 of the Companies Act shall be limited to an amount specified by laws and regulations, provided the outside directors act in good faith and are not grossly negligent in performing their duties.

Chapter 5 Corporate Auditors and Board of Corporate Auditors

(Prescribed Number of Corporate Auditors)

Article 30. The number of corporate auditors of the Company shall not exceed five.

(Election)

Article 31. A resolution to elect corporate auditors shall be made by a majority of the voting rights in a General Meeting of Shareholders attended by shareholders having one third or more of the voting rights of shareholders with voting rights.

(Term of Office)

Article 32. The term of office of corporate auditors shall expire at the end of the Annual General Meeting of Shareholders for the last fiscal year that ends within four years of their election.

The term of office of a corporate auditor who has been elected to fill a vacancy left by a corporate auditor who has retired before the expiration of the term of office shall expire at the expiration of the preceding corporate auditor's term of office.

(Convocation of Board of Corporate Auditors Meeting)

Article 33. A notice convening a meeting of the Board of Corporate Auditors shall be given to each auditor at least one week prior to the day of the meeting. Such notice period may be reduced in the event of an emergency.

(Rules of the Board of Corporate Auditors)

Article 34. Matters relating to the Board of Corporate Auditors shall be set out separately.

(Agreement on Limitation of Liability with Outside Corporate Auditors)

Article 35. The Company may enter into an agreement with outside corporate auditors to the effect that the liability of outside auditors under Article 423, Paragraph 1 of the Companies Act shall be limited to an amount specified by laws and regulations, provided the outside corporate auditors act in good faith and are not grossly negligent in performing their duties.

Chapter 6 Accounting Auditors

(Election)

Article 36. Accounting auditors shall be elected at the General Meeting of Shareholders.

(Term of office)

Article 37. The term of office of accounting auditors shall expire at the end of the Annual General Meeting of Shareholders for the last fiscal year that ends within one year of their election.

Unless otherwise determined at the Annual General Meeting of Shareholders mentioned in the preceding provision, accounting auditors shall be deemed to have been reelected at the Annual General Meeting of Shareholders.

Chapter 7 Executive Advisors

(Executive Advisors)

Article 38. The Company may appoint executive advisors by resolution of the Board of Directors.

Chapter 8 Accounting

(Fiscal Year)

Article 39. The fiscal year of the Company shall be one year – from April 1 of each year to March 31

of the following year.

(Record Date of Dividends)

Article 40. The record date for year-end dividends shall be March 31 of each year.

The Company may pay dividends in addition to those mentioned in the preceding paragraph after establishing another record date.

(Interim Dividends)

Article 41. The Company may pay by resolution of the Board of Directors interim dividends, with a record date of September 30 each year.

(Limitation for Claiming Payments of Dividends)

Article 42. If dividends are paid in cash, and if any such dividends have not been claimed for a full three years from the date the payment of dividends commenced, such dividends shall revert to the Company.

(2) Method for converting Tokyu Corporation shares into cash

(i) Market for trading Tokyu Corporation shares

Tokyu Corporation shares are traded on the First Section of the Tokyo Stock Exchange.

(ii) Intermediary, broker, or agent for the trading of Tokyu Corporation shares

Tokyu Corporation shares can be traded through general securities firms.

(3) Market price of Tokyu Corporation shares

The average of the closing market price of Tokyu Corporation shares on the Tokyo Stock Exchange during the three months ending on the business day immediately preceding the day that the share exchange agreement was concluded (the share exchange agreement was concluded on March 27, 2008) was ¥639. The closing market price on the business day immediately preceding March 27, 2008 was ¥566.

5. Accounting documents of Tokyu Corporation for the latest fiscal year

(Business report, balance sheet, statement of income, statement of changes in net assets, non-consolidated notes, the Audit Committee's audit report, accounting auditor's audit report)

(Tokyu Corporation)

<u>Business Report</u>
(From April 1, 2006 to March 31, 2007)

I. Tokyu Group

1. Business Review

(1) Analysis of Results

During the term under review, the Japanese economy sustained its recovery on the strength of steady consumer spending, in turn reflecting a rise in capital investment and a stronger employment environment enabled by robust corporate results.

In this environment, the Group was active across its business lines, improved management efficiency and took steps to improve results to reform its earnings structure and achieve sustainable growth based on collaboration between operations in areas served by the Tokyu railway lines. These efforts were made under the three-year medium-term plan, for which the term under review represents the second year.

As a result of these efforts, operating revenue for the term was ¥1,381,975 million (down 0.5% from the previous year), while operating profit was ¥80,088 million (down 6.5%), reflecting special factors, namely a change in the accounting term of Sapporo Tokyu Store Chain Co., Ltd., the completion of construction of an underground line for the Meguro Line, and an increase in the fixed asset retirement cost of the railway operation business. In contrast, recurring profit increased 9.7% from the previous year, to ¥81,227 million, and net income rose 39.9%, to ¥58,722 million, thanks to an improvement in equity method investment gains.

The results for each segment are as follows.

(I) Transportation

Before the amendment of the Railway Enterprise Law in last October, the Company established a Safety Promotion Committee to specialize in safety and prevent any recurrence of the accident that took place last June, and bolstered its safety

management function. Safety is at the very heart of our operations, and initiatives in this area are underway throughout the Company. In our railway operations, in particular, we constantly remind our employees that ensuring safe transportation is their most critical role. We have also completed installation of signal equipment to prevent excess speed at curving sections along the Ikegami and the Tokyu Tamagawa lines, where automatic train stop systems are installed for greater safety in our passenger train service.

During the term under review, we installed more security buttons and security cameras in platforms, concourses and toilets for customers to safely and comfortably use station equipment. In addition, out of 88 railway stations, elevators were installed at 62 stations, escalators at 36 stations and multi-function toilets at 66 stations as of the end of the term under review. Work to make all stations barrier-free is planned to be completed by 2010. We have also installed automated external defibrillators in 21 stations.

We also introduced a total of 97 new 5000-series cars, boasting excellent failure-resistance and highly reliable equipment, to the Toyoko Line, the Meguro Line and the Den-en toshi Line. We introduced four-car trains with six doors and retractable seats to prevent delays at peak hour in the morning and reduce congestion on the Den-en-toshi Line. Among large-scale improvement work, we constructed an underground line between Fudomae and Senzoku in the "Project to Build a Multi-Level Crossing Between Fudomae and Senzoku on the Meguro Line," which is a Tokyo city planning project, and removed all 16 railroad crossings which existed in the Fudomae-Senzoku section. In addition, escalators and elevators were installed in Musashi-Koyama and Nishi-Koyama stations. In the "Project to Improve the Section Between Meguro And Tamagawa on the Meguro Line and Quadruple Track Construction Between Tamagawa and Hiyoshi on the Toyoko Line," which seeks to bolster transportation capacity on the Toyoko Line, the line between Musashikosugi and Hiyoshi was elevated last September, and the time required for transportation during daytime was reduced in the Toyoko line. The operation of express trains also started on the Meguro Line, as another initiative designed to improve convenience.

In the "Project to Improve the Section Between Oimachi and Futagotamagawa on the Oimachi Line and Quadruple Track Construction Between Futagotamagawa and Mizonokuchi of the Den-en-toshi Line," which seeks to reduce congestion on the Den-en-toshi Line, there was progress in the construction of the Kajigaya carbarn and the improvement work of Hatanodai Station. Express trains will enter operation between Oimachi and Futagotamagawa in March next year. In addition, a committee of experts

from inside and outside the Company was established to look at ways to reduce congestion on the Den-en-toshi Line. The Company remains committed to developing future measures.

In the "Project to Improve the Section Between Shibuya and Yokohama," which seeks to improve convenience on the Toyoko Line, we proceeded with the construction of an underground line between Shibuya and Daikanyama with the aim of starting operation of direct trains together with the Tokyo Metro Fukutoshin Line in 2012.

The Company and Sagami Railway Co., Ltd. filed an application to authorize a speed improvement plan based on the Urban Railway Convenience Improvement Law and construct a connection line to make it possible to operate direct trains on the Toyoko Line, Meguro Line and Sagami Line, and obtained the approval of the Ministry of Land, Infrastructure, Transport and Tourism in April. We will take steps to create wide-area railway networks and invigorate communities. We will reduce time required to travel from central Kanagawa Prefecture to the heart of Tokyo and improve access from the Toyoko Line and the Meguro Line to Shin Yokohama and the Tokaido Shinkansen.

We also introduced the IC rail pass card PASMO in March. Passengers can now use major railways and buses on regular routes in the Tokyo metropolitan area with just one card.
The number of passengers carried by the Company increased 2.3% from the previous year, to 1,018 million.

Izukyu Corp. continued to carry out tunnel reinforcement work, and made a number of capital investments, including rock fall prevention work for safety improvement. Izukyu Corp. also established a Tokyo Office to bolster its business systems in the Tokyo metropolitan area. In addition, "Izu-no-natsu go," the advertisement car of Izu, began operating on the Tokyu Den-en-toshi Line. A special train, "Kurofune Densha," arrived at JR Tokyo Station. Izukyu Corp. thus began to attract passengers from the Tokyo metropolitan area. The number of passengers carried by Izukyu Corp. increased 1.5% year-on-year, to 5.72 million.

Tokyu Bus Corp. took over four routes from Yokohama City Traffic Bureau and Kawasaki City Traffic Bureau and improved services for customers by increasing bus services and revising schedules for the peak hours in the morning and at night. The number

of passengers carried by Tokyu Bus Corp. increased 4.8% from the previous year, to 148 million.

Operating revenue of the transportation segment declined 0.2% from the previous year, to ¥192,636 million, a result of the exclusion of the revenue of Nihon Kamotsu Kyuso K. K. as a result of share transfer. Operating profit decreased 34.0%, to ¥25,699 million, with an increase in disposal cost of fixed assets of the railway operation business.

(ii) Real Estate

In the real estate sales business of the Company, the sale of "Genehill Azamino" houses built for sale and the "Dresse Utsukushinomori Florajyu" condominiums in the Tama Den-en-toshi Line, and the sale of "Shonan Megumigaoka" houses built for sale in Hiratsuka City in Kanagawa Prefecture remained brisk. The Company also developed the houses for sale and the condominium business in Shinjuku Ward, Tokyo, in Machida City and in Nishi Ward in Yokohama City, where it acquired or sold land.

In the real estate lease business, tenants were invited and refurbishment was carried out to suit the characteristics of leased office buildings and commercial facilities. Action was also taken to increase the value of properties.

Last October, a commercial facility called Trainchi and consisting of 13 restaurants and shops opened at the site of the carbarn adjacent to Jiyugaoka Station.

In the development of the area around Tama Plaza station, a project called "Tama Plaza Terrace South Plaza," four shops including Atrio Due Tama Plaza started business in January. In addition, in the "Nagatacho 2-chome Plan" (Chiyoda Ward, Tokyo), development of a multi-purpose building is underway on the site of the former Capitol Tokyu Hotel.

In the area east of Futagotamagawa Station, the Company participates in the Futagotamagawa East Region Urban Area Redevelopment Project. We are pushing ahead with the redevelopment project to construct commercial facilities, offices and condominiums based on the rights transfer plan approved by the Tokyo metropolitan government in March. In addition, the area around Shibuya Station was designated as an urgent urban redevelopment area, which enabled us to make progress in negotiations with the local community and government.

The Company is also focusing on its security business, to enhance the value of areas along the Tokyu Line. We have created and provide environments offering true peace of mind, such as the start of kids security services using the IC rail pass card PASMO beginning this April. We remain committed to town security and will strive to contribute to the creation of safe and comfortable towns and cities.

Operating revenue in the real estate segment increased 7.3% from the previous year, to ¥152,017 million. Operating profit rose 19.3%, to ¥26,020 million.

(iii) Retail

Tokyu Department Store Co., Ltd. offered a greater choice of goods and pursued a customer-oriented sales strategy as a means of establishing a stable earnings structure. It also instituted a number of reforms, including a sweeping reform of sales floor operations. Tokyu Department Store changed its sales floor environments and product offerings on the first floor of head office, the women's clothing floor of the Toyoko store and the menswear floor of the Kichijyoji store. Tokyu Department Store also held a number of independent events to increase the number of customers.

This March, the Company, Tokyu Department Store Co., Ltd and Isetan Co., Ltd. entered into a basic agreement for a comprehensive business alliance between Tokyu Department Store and Isetan. The purpose of the alliance is to offer a choice of goods that better meet customer demands, tailor operations to improve customer satisfaction and achieve greater efficiencies, all through collaboration between the companies.

To strengthen its business foundations, Tokyu Store Chain Co., Ltd. continued to pursue a policy of creating shops that have customer support and developing products with a focus on quality. During the term, Tokyu Store Chain conducted vigorous sales promotion and product development to mark its fiftieth anniversary. It also opened Kinshicho Tokyu Store in April, Rarapoto Kashiwa-no-ha Tokyu Store in November, and Ichigao Tokyu Store in February, refurbished Akiruno Tokyu and sought to enhance its ability to attract more customers.

Total operating revenue of the retail business segment declined 2.6% from the previous year, to ¥660,271 million, reflecting the change of part of the sales floor of Tokyu Department Store to a leased floor and a change of the accounting term of Sapporo Tokyu

Store. In contrast, operating profit rose 11.7%, to ¥16,114 million.

(iv) Leisure and Services

Tokyu Agency Inc. revamped its entire organization and sought to improve planning and presentation capabilities so that it could demonstrate originality and strengthen its business. Despite these efforts, sales declined as a result of competition in the industry, which remains ferocious. Its Communications inc. introduced new digital broadcasting receivers as part of its aspiration to create living infrastructure that is a center of information, the basic policy in its business plan, and developed advanced and competitive offerings, such as the start of digital broadcasting services. Its Communications inc. gained greater recognition as community-based media by relaying broadcasts of events, etc. with close links to the community, such as Yokohama City's Comprehensive Emergency Drill for 2006.

There were 556,000 connected households as of the end of the term under review.

Total operating revenue of the leisure and services segment decreased 3.3% from the previous year, to ¥183,284 million, as a result of a decline in sales of Tokyu Agency, etc. Operating profit increased 13.1%, to ¥3,208 million.

(v) Hotels

Tokyu Hotels Co., Ltd. continued to strive to secure revenue through the acquisition of corporate agreements, the bolstering of Internet sales and the expansion of members' organizations. During the term under review, the hotel business in the Tokyo metropolitan area and the Kansai region remained brisk, by capitalizing on the recovery in corporate demand and consumer spending. Nonetheless, operating revenue declined from the previous year, reflecting the closure of Capitol Tokyu Hotel, which will be reconstructed through the promotion of the Nagatacho 2-chome plan, and Osaka Tokyu Hotel and Maebashi Tokyu Inn.

In March, it was agreed that the Company's shares in Pan Pacific Hotels and Resorts Pte. Ltd., which operates hotels overseas, would be transferred to a subsidiary of the UOL Group Ltd., which is involved in the hotel business in Southeast Asia, China and Oceania.

Total operating revenue of the hotel business segment declined 4.1%

year-on-year, to ¥99,099 million. Operating profit decreased 4.9% to ¥3,714 million.

(vi) Other businesses

Tokyu Car Corp. sought to secure earnings such as the strengthening of business, improvement of productivity and reduction of material procurement costs.

In the railway car-related business, the number of accepted orders for cars steadily increased, centering on large private railway companies. In the multistory parking equipment business, operating revenue and profit rose thanks to the active development of the service business.

As a result, overall operating revenue from other businesses increased 10.4% from the previous year, to ¥170,284 million, and operating profit rose 106.5%, to ¥4,966 million.

(2) Capital investment

The capital investment of the Group amounted to ¥147,966 million in total. Major capital investments are as follows:

(i) Major completed construction, etc.

Business segment	Details of major capital investments
Transportation	[Tokyu Bus] Purchase of 117 buses
Real estate	[Company] Construction of Tama Plaza Terrace South Plaza
Retails	[Tokyu Store Chain] Construction of Kinshicho Tokyu Store and opening of Ichigao Tokyu Store [Tokyu Department Store] Refurbishment work of the sales floors of the head office and Kohoku Tokyu [Nagano Tokyu Department Store] Acquisition of land and building used for stores in Nagano City, Nagano Prefecture

(ii) Major construction, etc. underway

Business Segment	Details of Major Capital Investments
Transportation	[Company] Construction for the addition of railway lines in the section between Musashikosugi and Hiyoshi in the "Project to Improve the Section Between Meguro And Tamagawa on the Meguro Line and Quadruple Track Construction Between Tamagawa and Hiyoshi on the Toyoko Line" Construction of an underground line between Shibuya Station and Daikanyama Station in the "Project to Improve the Section Between Shibuya and Yokohama" In the "Project to Improve the Section Between Oimachi and Futagotamagawa on the Oimachi Line and Quadruple Track Construction Between Futagotamagawa and Mizonokuchi of the Den-en-toshi Line," the quadruple track construction between Futagotamagawa and Mizonokuchi and the work to improve Hatanodai Station Construction of a multi-level crossing between Meguro and Senzoku of the Meguro line
Real estate	[Company]

	Plan for the development of the area around Tama Plaza station
Retail	[Tokyu Store chain] Construction of "Kawabe Tokyu"
Whole company (common)	[Company] Construction and transfer of "Tokyu Hospital"

(3) Financing

The Company issued the 61st and 62nd unsecured bonds amounting to ¥20 billion in total on June 13, 2006. Tokyu Finance and Accounting Co., Ltd. entered into a ¥50 billion total loan commitment line agreement, and Tokyu Department Store Co., Ltd. entered into a ¥22.9 billion total loan commitment line agreement, with major financial institutions to raise working capital.

The balance of interest-bearing liabilities such as bonds and debts as of the end of the term under review stood at ¥1,008,895 million, down ¥98,029 million from the end of the previous term.

(4) Transfer of business and merger, etc.

The Company merged Shibuya Development Co., Ltd., a wholly-owned subsidiary of the Company, on April 1, 2006.

2. Properties and profit and loss

(1) Properties and profit and loss of the Group

(Million yen)

Category consolidated	135th term (Term ended March 2004)	136th term (Term ended March 2005)	137th term (Term ended March 2006)	138th term (term under review) (Term ended March 2007)
Operating revenue	1,223,403	1,055,564	1,388,554	1,381,975
Net income	-12,345	35,432	41,962	58,722
Net income per share (¥)	-11.06	31.11	35.64	49.43
Net worth	2,010,141	2,113,208	2,021,268	1,949,350
Total assets	160,962	185,058	258,728	363,282

(Notes)

1. A minus sign denotes a loss.
2. Net profit per share was calculated based on the average of total number of outstanding shares for the term (excluding treasury stocks). For this calculation, directors' bonuses were deducted from net income for the 135th term, the 136th term and the 137th term. The accounting standard for directors' bonuses (ASB Accounting Standard No.4, Accounting Standard for Directors' Bonuses) has been applied beginning the 138th term.
3. The accounting standard for the indication of net assets on the balance sheet (ASB Accounting Standard No.5, Accounting Standard for Presentation of Net Assets on the Balance Sheet) and the guideline on the application of the accounting standard for the indication of the net assets on the balance sheet (ASB Guidance No.8, Guidance on Accounting Standard for Presentation of Net Assets on the Balance Sheet) have been applied beginning the 138th term.
4. The net loss for the 135th term resulted from the recording of extraordinary losses such as asset impairment loss caused by the early application of the asset impairment accounting.
5. The decline in operating revenue for the 136th term was attributable to the exclusion of the revenue and expenditure of the construction business of the former Tokyu Construction Co., Ltd. (current TC Properties Co., Ltd.) as Tokyu Tourist Corp. was excluded from the scope of consolidation following the sale of shares of Tokyu Tourist Corp.
6. The increase in operating revenue for the 137th term was attributable to the consolidation of the profits and losses of Tokyu Department Store and Tokyu Agency.
7. The decline in the total assets for the 138 term was due to the change of TC Properties Co., Ltd. from a consolidated subsidiary to an equity method company.
8. The increase in the net income for the 138th term was due to the improvement of equity method investment gains.

(2) Properties and profit and loss of the Company

(Million yen)

Category non-consolidated	135th term (Term ended March 2004)	136th term (Term ended March 2005)	137th term (Term ended March 2006)	138th term (term under review) (Term ended March 2007)
Operating revenue	240,208	248,272	244,434	263,712
Net income	-63,106	23,405	37,656	13,109
Net income per share (¥)	-55.57	20.45	31.89	11.02
Net worth	1,511,775	1,478,948	1,466,818	1,413,835
Total assets	222,955	237,441	287,663	309,919

(Notes)

1. A minus sign denotes a loss.
2. Net profit per share was calculated based on the average of total number of outstanding shares for the term (excluding treasury stocks). For this calculation, the directors' bonuses were deducted from net income for the 135th term, the 136th term and the 137th terms The accounting standard for directors' bonuses (ASB Accounting Standard No 4, Accounting Standard for Directors' Bonuses) has been applied beginning the 138th term.
3. The accounting standard for the indication of net assets on the balance sheet (ASB Accounting Standard No.5, Accounting Standard for Presentation of Net Assets on the Balance Sheet) and the guideline on the application of the accounting standard for the indication of the net assets on the balance sheet (ASB Guidance No.8, Guidance on Accounting Standard for Presentation of Net Assets on the Balance Sheet) have been applied beginning the 138th term.

3. Important Parent Companies and Subsidiaries

(1) Relationship with parent company

Not applicable

(2) Major subsidiaries

Company name	Capital Stock	Equity Percentage	Major Business
	Million yen	%	
Tokyu Car Corp.	14,047	100.0	Railway car-related business
Tokyu Store Chain Co., Ltd.	10,838	39.8	Chain store business
Tokyu Department Store Co., Ltd.	10,000	100.0	Department store business
Tokyu Bus Corp.	3,300	100.0	Bus service business
Nagano Tokyu Department Store Co., Ltd.	2,368	56.6	Department store business
Tokyu Hotels Co., Ltd.	1,000	100.0	Hotel business
Izukyu Corp.	90	100.0	Railway business

(Notes)

1. The equity percentage includes shares held by subsidiaries.
2. The percentage of the voting rights in Tokyu Store Chain Co., Ltd. became 40.4% and it is considered to be a subsidiary.
3. The Company has 184 consolidated subsidiaries, including the above seven companies, 12 fewer than the number of the previous year. The number of equity method companies of the Company is 25, three more than the number of the previous year.

4. Medium- and Long-Term Objectives

The Company and the Tokyu Group have since April 2005 been executing a three-year medium-term management plan. The Group is pursuing three individual growth strategies designed to produce synergy by coordinating core businesses in areas along the Tokyu railway lines, as part of a basic strategy of reforming the earnings structure and achieving sustainable growth through collaboration between our operations in the areas served by the Tokyu railway lines.

For a more focused area strategy, which is one of the three individual growth strategies, the Area Strategy Promotion Committee, which consists of members from across the Group, will develop and promote business strategies and individual business plans based on an analysis of detailed characteristics of areas along the Tokyu lines. In addition, the Group has begun to develop a mechanism to use its assets in a way that maximizes the effectiveness of the entire Group, and is taking steps to strengthen ties with local communities, for example, by co-organizing events in areas served by Tokyu railway lines.

To develop central points in Tokyu areas, which is the second of the three individual growth strategies, the area around the Tama Plaza station is being developed as Tama Plaza Terrace, with a grand opening slated for 2010. The Group is also preparing for large projects such as the Futagotamagawa East Region Urban Area Redevelopment Project and Development of the Area around the Shibuya Station, obtaining official approval and agreement from the rights holders necessary for the commencement of work.

And as for the promotion of retail-related operations, the third of the three individual growth strategies, the Group is executing facilities plans based on the Retail Business Refinement Plan, which is a basic strategy for the Group's commercial facilities located along Tokyu lines. At the same time, the Group is endeavoring to improve customer satisfaction through an alliance between Tokyu Department Store and Isetan, and is improving the convenience and utility of TOP&, the Group's common point card, by integrating it with the IC rail pass card PASMO.

The Group has already achieved the management indicators set as objectives for the management plan during the term under review. We will continue to strengthen our business base and strive to maintain and improve these levels in 2007, the final year of the management plan.

In the next management plan, which gets underway in fiscal 2008, the Group intends to build on its current management initiatives, which are centered on a growth strategy. Specifically the Group aims to achieve more robust finances, so that it can maintain the long-term stability of its management foundations as a corporate group operating a public transportation business, while at the same time completing ongoing initiatives and achieving further growth.

The Company and the Tokyu Group position safety as the foundation of all businesses. In

particular, the Company, whose mission is public transportation, recognizes safety as its largest and most important responsibility and has initiatives underway throughout the Company for that purpose. Last June, the Company established a Safety Promotion Committee within its organization, and in October, it established a safety management system by developing an operating policy as well as operation and management systems, along with rules to ensure safe transportation. It also adopted safety management regulations to maintain and improve transportation safety.

To fulfill our responsibility to customers, we will continue to bolster our safety management functions.

As a corporate citizen, the Tokyu Group is aware of the importance of its social responsibilities. We will therefore bolster Group-wide efforts for compliance and will actively promote CSR management by continuing our commitment to protecting the environment and our social action programs. We will communicate with stakeholders more closely, improve management transparency and the adequacy of operations, and fulfill our corporate social responsibility.

Through these activities, we aim to achieve sustainable growth and maximize corporate value.

5. Major Businesses and Facilities (as of March 31, 2007)

The major businesses and facilities of the Group are shown below.

(1) Major businesses

Segment	Major Business
Transportation	Railway operation business and bus service business
Real estate	Real estate sale, real estate lease, and real estate management businesses
Retail	Department store business, chain store business, shopping center business, and credit card business
Leisure and services	Golf business, advertisement business and cable TV broadcasting business
Hotel	Hotel business
Other businesses	Railway car-related business and trading firm business

(2) Major facility, etc.

Name of Major Company	Major Facility, etc.
The Company (Head office: Shibuya ward, Tokyo)	[Railway operation business] Transportation of passengers in the southwest region of Tokyo and Kanagawa Prefecture Operating routes: eight routes (seven railways and one track), 100.1km, number of stations: 98 Number of cars: 1,109 (railway: 1,089, track: 20, including 721 leased cars) [Real estate sales business] 1) Creation and sale of residential land and construction and sale of houses in the Tama Den-en toshi and Hiratsuka City, Kanagawa Prefecture, etc. 2) Sale of the right to use the eight facilities of Big Week (time sharing resort) (Kyoto Prefecture, etc.) [Real estate lease business] Major leased facilities Tama Plaza Tokyu Shopping Center, Aobadai Tokyu Square, Grandberry Mall, Shibuya Mark City, Queens Square Yokohama, Tokyu Kenzan Sport Garden, Tokyu Seven Hundred Club, etc. 17 Tokyu Travel Center TECO Plaza shops 3 Tokyu Seminar BE shops 8 ranking ran queen shops
Izukyu Corp. (Head office: Ito City, Shizuoka Prefecture)	Operating route: 45.7km, number of stations: 16, number of cars: 69, number of offices: one (Shibuya ward, Tokyo)
Tokyu Bus Corp. (Head office: Meguro ward, Tokyo)	Operating route: 807.2km, number of cars: 923, number of offices: 13 (Setagaya ward, Tokyo, etc.)
Tokyu Department Store Co., Ltd. (Head office: Shibuya ward, Tokyo)	8 stores (Tokyo: 4, Kanagawa Prefecture: 3, Hokkaido: 1)

Tokyu Store Chain Co., Ltd. (Head office: Meguro ward, Tokyo)	100 stores (Tokyo: 52, Kanagawa Prefecture: 35, Chiba Prefecture: 6, others: 7), distribution center (Kawasaki City, Kanagawa Prefecture)
Nagano Tokyu Department Store Co., Ltd. (Head office: Nagano City, Nagano Prefecture)	1 store (Nagano City, Nagano Prefecture)
Tokyu Agency Inc. (Head office: Minato ward, Tokyo)	Number of branch offices: 4 (Osaka City, Osaka Prefecture, etc.)
its Communications inc. (Head office: Kawasaki City, Kanagawa Prefecture)	Broadcasting center (Yokohama City, Kanagawa Prefecture)
Tokyu Hotels Co., Ltd. (Head office: Shibuya ward, Tokyo)	Directly managed hotels: 44 hotels (Tokyo: 8, Hokkaido: 5, Aichi Prefecture: 3, Fukuoka Prefecture: 3, others: 25)
Tokyu Car Corp. (Head office: Yokohama City, Kanagawa Prefecture)	Number of factories: 4 (Yokohama City, Kanagawa Prefecture, etc.), number of offices: 20 (Minato ward, Tokyo, etc.)

6. Employees (as of March 31, 2007)

(1) Employees of the Group

Business segment	Number of employees	Year-on-year increase or decrease
Transportation	6,139	-86
Real estate	1,648	69
Retail	6,393	-91
Leisure and services	2,496	-96
Hotel	3,352	-286
Other businesses	3,615	-4
All companies (common)	804	-21
Total	24,447	-515

(Notes)

1. The number of employees does not include the number of temporary employees.
2. The number of employees shown for all companies (common) is the number of employees who belong to administrative divisions and cannot be classified into a business segment.

(2) Employees of the Company

Number of employees	Year-on-year increase or decrease
3,383	-125

7. Major Lenders (as of March 31, 2007)

Lender	Balance of loan
	Million yen
Development Bank of Japan	276,355
Chuo Mitsui Trust and Banking Co., Ltd.	64,727
Bank of Tokyo-Mitsubishi UFJ, Ltd.	60,713
Mitsubishi UFJ Trust and Banking Corporation	52,301
Sumitomo Trust and Banking Co., Ltd.	49,234
Mizuho Corporate Bank, Ltd.	47,903
Nippon Life Insurance Co.	28,129
Dai-ichi Mutual Life Insurance Co.	27,935

II. Status of the Company

1. Shares (as of March 31, 2007)

(1) Total number of authorized shares

1.8 billion shares

(2) Total number of outstanding shares

1,221,546,909 shares

(Treasury stock: 1,980,192 shares)

(An increase of 34,435,868 shares from the end of the previous term)

(Notes) The increase in the total number of outstanding shares from the end of the previous term is attributable to the conversion of the 51st unsecured convertible bonds (an increase of 380,157 shares) and the conversion of yen-denominated convertible bonds maturing in 2007 (an increase by 34,055,711 shares).

(3) Number of shareholders

86,773

(A decrease by 7,302 from the end of the previous term)

(4) Large shareholders

Name of shareholder	Number of Shares Held
	Thousand shares
Dai-ichi Mutual Life Insurance Co.	83,183
Nippon Life Insurance Co.	73,856
Japan Trustee Services Bank, Ltd. (trust account)	49,007
Master Trust Bank of Japan, Ltd. (trust account)	37,441
Chuo Mitsui Trust and Banking Co., Ltd.	34,016
Taiyo Life Insurance Co.	24,476
Bank of Tokyo-Mitsubishi UFJ, Ltd.	21,477
Mizuho Corporate Bank, Ltd.	20,236
Mitsubishi UFJ Trust and Banking Corporation	19,841
Sumitomo Trust and Banking Co., Ltd.	19,457

(Notes)

1. We showed the above top ten shareholders in terms of the number of shares held. The number of shares stated or recorded in the list of shareholders or the list of beneficial shareholders is shown as the number of shares held.
2. No shareholder holds 10% or more of the total number of outstanding shares (excluding treasury stock).
3. Capital Guardian Trust Company and its three affiliated companies revealed that they held 66,274,000 shares as of October 31, 2006 in the report on changes to large holdings submitted on November 15, 2006. However, the Company could not confirm the number of shares held as of the end of the term under review. Therefore, we did not include them in the above large shareholders. We were notified that they held 61,569,000 shares as of April 30, 2007 through the report on large holdings submitted by them on May 9, 2007.

2. Equity Warrants (as of March 31, 2007)

(1) Equity warrants held by officers of the Company

Not applicable

(2) Equity warrants delivered to the employees of the Company during the term under review, etc.

Not applicable

(3) **Other important matters about equity warrants, etc.**

The following convertible bonds were issued based on the provisions of the old Commercial Code.

Category	51st unsecured convertible bond
Date of issue	October 18, 2001
Balance of convertible bonds	¥26,199 million
Conversion price	¥605 per share
Date of redemption	March 31, 2009
Type and number of shares to be issued upon conversion	Common share: 43,304,132 shares

(Notes) The number of shares to be issued through conversion was obtained by dividing the balance of convertible bonds by the conversion price.

3. Officers

(1) **Directors and corporate auditors (as of March 31, 2007)**

Name	Position and Portfolio		Representation of Other Companies, etc.
Kiyofumi Kamijyo	Chairman & Representative Director		
Toshiaki Koshimura	President & Representative Director		
Takakuni Happo	Vice President & Representative Director	General business control, in charge of Railway Business Division, head of engineering	President and Representative Director of Tokyu Railway Services Co., Ltd., Chairman of Tokyu Kojyunkai
Katsuhisa Suzuki	Vice President & Representative Director	General business control, in charge of Financial Strategy Office	President and Representative Director of Tokyu Insurance Consulting Co., Ltd.
Tetsuo Nakahara	Senior Managing Director	Executive officer, in charge of Development Business Division and Shibuya Development Division, Development, Business Division General Manager	
Isao Adachi	Senior Managing Director	In charge of President's Office and Management Control Office	
Tsuneyasu Kuwahara	Managing Director	Executive officer, in charge of Information and Communication Business Department and Resort Business Department, Information and Communication Business Department Manager	President and Representative Director of TH Properties Co., Ltd.
Yuji Kinoshita	Managing Director	Executive officer, in charge of Retail Business Division, Retail Business Division General Manager	President and Representative Director of Tokyu Sports System Co., Ltd.

Shinobu Shimizu	Director and Adviser		President and Representative Director of Three Hundred Club Co., Ltd., President and Representative Director of Tokyu Bunkamura, Inc., Chairman of Gotoh Museum, Chairman of Gotoh Memorial Foundation, Chairman of the Tokyu Foundation for Better Environment, Chairman of Daitokyu Memorial Library, Chairman of Asia Educational Incorporation
Tadashi Igarashi	Director	Investigator	President and Representative Director of Tokyu Agency Inc.
Tetsu Goto	Director	Investigator	Chairman of the Tokyu Foundation for Inbound Students
Yoshizumi Nezu	Director		President and Representative Director of Tobu Railway Co., Ltd.
Shigeru Okada	Director		Chairman Emeritus of Toei Co., Ltd.
Masatake Ueki	Director		President and Representative Director of Tokyu Land Corp.
Masamichi Yamada	Standing Corporate Auditor		
Kenichiro Kakimoto	Standing Corporate Auditor		
Takahide Sakurai	Corporate Auditor		Adviser of Dai-ichi Mutual Life Insurance Co.
Shunji Kono	Corporate Auditor		Adviser of Tokio Marine and Nichido Fire Insurance Co., Ltd.
Kunie Okamoto	Corporate Auditor		President and Representative Director of Nippon Life Insurance Co.

(Notes)

1. Yoshizumi Nezu, Shigeru Okada and Masatake Ueki, Director, are outside directors.
2. Masamichi Yamada, Standing Corporate Auditor, and Takahide Sakurai, Shunji Kono and Kunie Okamoto, Corporate Auditor, are outside corporate auditors.
3. On June 1, 2006, Takakuni Happo, Senior Managing Director, was appointed Vice President and Representative Director, and Katsuhisa Suzuki, Senior Managing Director, was appointed Vice President and Representative Director.
4. On June 1, 2006, Tsuneyasu Kuwahara, Director, was appointed Managing Director, and Yuji Kinoshita, Director, was appointed Managing Director.
5. On June 29, 2006, Tadashi Igarashi, Senior Managing Director, became Director.
6. Kenichiro Kakimoto, Standing Corporate Auditor, and Takahide Sakurai, Corporate Auditor, have a considerable knowledge of finance and accounting as indicated below.
   - Kenichiro Kakimoto, Standing Corporate Auditor, is in charge of the financial operations of the Company and has considerable knowledge of finance and accounting.
   - Takahide Sakurai, Corporate Auditor, is in charge of the financial operations of Dai-ichi Mutual Life Insurance Co. and has considerable knowledge of finance and accounting.
7. The Company introduced the executive officer system, and other than the above directors who concurrently hold the post of executive officer, the following nine persons are also executive officers:
   Akira Oi, Masana Naito, Takuo Tsuzaki, Yoshihiro Onogi, Hajime Yoshida, Shigeyuki Kaneyasu, Haruka Takahashi, Masao Tomoe, Toshio Imamura
8. On April 1, 2007, Yuji Kinoshita, Managing Director, relinquished his appointment as President and Representative Director of Tokyu Sports System Co., Ltd.
9. On April 23, 2007, Shinobu Shimizu, Director and Adviser, relinquished his appointment as President and Representative Director of Tokyu Bunkamura, Inc.
10. On April 23, 2007, Kiyofumi Kamijyo, Chairman and Representative Director, was appointed President and Representative Director of Tokyu Bunkamura, Inc.

(2) Total amount of remuneration, etc. for directors and corporate auditors

Category	Number of Persons Paid	Total Payment
Director	14 persons	¥402 million
Corporate Auditor	5 persons	¥71 million
Total	19 person (including 7 outside officers)	¥473 million (including ¥61 million for outside officers)

(Notes)

1. The above total remuneration, etc. for directors and corporate auditors includes the officers' bonuses to be proposed to the 138th term's ordinary general meeting of shareholders to be held on June 28, 2007 (¥76 million for directors, and ¥13 million for corporate auditors including ¥12 million for outside officers).
2. The remuneration for directors was set at ¥30 million or less per month (excluding salaries paid to directors who are also employees) at the 113th ordinary general meeting of shareholders held on June 25, 1982.
3. The amount of remuneration for corporate auditors was set at ¥5 million or less per month at the 113th ordinary general meeting of shareholders held on June 25, 1982.
4. Besides the foregoing, ¥30 million was paid as salaries to directors who are also employees.

(3) Outside officers

(i) Positions concurrently assumed by outside officers (as of March 31, 2007)

Name	Principal Concurrent Positions
Yoshizumi Nezu	President and Representative Director of Tobu Railway Co., Ltd. Outside director of Tobu Store Co., Ltd. Outside director of Matsuya Co., Ltd. Outside corporate auditor of Fukoku Mutual Life Insurance Co.
Shigeru Okada	Chairman Emeritus of Toei Co., Ltd. Director and Adviser of Tokyu Recreation Co., Ltd. Outside director of Toei Animation Co., Ltd. Outside corporate auditor of Urban Corporation
Masatake Ueki	President and Representative Director of Tokyu Land Corp. Outside director of Tokyu Livable Inc. Outside director of Tokyu Community Corp. Outside corporate auditor of Tokyu Recreation Co., Ltd.

(Notes)

1. Yoshizumi Nezu, Director, is President and Representative Director of Tobu Railway Co., Ltd. which operates a business that is similar to that conducted by the Company. Tobu Railway Co., Ltd. entered into transactions with the Company, involving for example fees for the use of rolling stock. The conditions for the transactions are the same as those that apply to other customers.
2. Masatake Ueki, Director, is President and Representative Director of Tokyu Land Corp., an affiliate of the Company, which operates a business similar to that conducted by the Company. Tokyu Land Corp. entered into transactions with the Company such as facility leases. The conditions for the transactions are the same as those that apply to other customers.

(ii) Positions concurrently held by outside corporate auditors (as of March 31, 2007)

Name	Principal Concurrent Positions
Masamichi Yamada	Outside director of Itoki Co., Ltd. Outside corporate auditor of Tokyu Store Chain Co., Ltd. Outside corporate auditor of Tokyu Construction Co., Ltd. Outside corporate auditor of Shiroki Corp. Outside corporate auditor of Seiki Tokyu Kogyo Co., Ltd. Outside corporate auditor of Tokyu Department Store Co., Ltd.
Takahide Sakurai	Adviser of Dai-ichi Mutual Life Insurance Co. Outside director of Imperial Hotel, Ltd. Outside corporate auditor of Asahi Breweries, Ltd. Outside corporate auditor of Yokokawa Electric Corp. Outside corporate auditor of Seven Bank, Ltd.
Shunji Kono	Adviser of Tokio Marine and Nichido Fire Insurance Co., Ltd. Outside director of Nikon Corp. Outside director of Shin-Etsu Chemical Co., Ltd. Outside director of Japan Airlines Co., Ltd.
Kunie Okamoto	President and Representative Director of Nippon Life Insurance Co. Outside corporate auditor of Mitsubishi UFG Financial Group Inc.

(Notes) Kunie Okamoto, Corporate Auditor, is President and Representative Director of Nippon Life Insurance Co., which has been involved in transactions with the Company such as the lending of funds. The conditions for the transactions are the same as those that apply to other customers.

(iii) Major activities carried out by outside officers

Name	Position	Major activities
Yoshizumi Nezu	Outside Director	This outside director attended six of the 13 meetings of the Board of Directors during the term under review, and provided appropriate advice for the management of the Company by calling on his considerable experience and knowledge as a senior executive.
Shigeru Okada	Outside Director	This outside director attended twelve of the 13 meetings of the Board of Directors during the term under review, and provided appropriate advice for the management of the Company by calling on his considerable experience and knowledge as a senior executive.
Masatake Ueki	Outside Director	This outside director attended eleven of the 13 meetings of the Board of Directors during the term under review, and provided appropriate advice for the management of the Company by calling on his considerable experience and knowledge as a senior executive.
Masamichi Yamada	Outside Corporate Auditor	This outside corporate auditor attended all 13 meetings of the Board of Directors and all four meetings of the Board of Corporate Auditors held during the term under review, and made appropriate statements as a full-time auditor from the viewpoints of operational and accounting audits.
Takahide Sakurai	Outside Corporate Auditor	This outside corporate auditor attended ten of the 13 meetings of the Board of Directors during the term under review and all four meetings of the Board of Corporate Auditors, and provided appropriate advice for the management of the Company by calling on his considerable experience and knowledge as a senior executive.
Shunji Kono	Outside Corporate Auditor	This outside corporate auditor attended eight of the 13 meetings of the Board of Directors during the term under review and three times the meeting of the Board of Corporate Auditors which was held four times during the term under review, and provided appropriate advice for the management of the Company by calling on his considerable experience and knowledge as a senior executive.
Kunie Okamoto	Outside Corporate Auditor	This outside corporate auditor attended six of the 13 meetings of the Board of Directors held during the term and two of the four meetings of the Board of Corporate Auditors during the term under review, and provided appropriate advice for the management of the Company by calling on his considerable experience and knowledge as a senior executive.

(iv) Summary of agreement to limit liability

The Company entered into an agreement with all outside directors and all outside corporate auditors to limit the liability provided in Paragraph 1 of Article 423 of the Companies Act to the minimum liability provided in Paragraph 1 of Article 425 of the Companies Act provided they have acted in good faith and without gross negligence when fulfilling their duties.

4. Accounting Auditor

(1) Name of accounting auditor

Ernst & Young ShinNihon

(2) Remuneration for accounting auditor in the term under review

	Payment
Amount of remuneration, etc. to the audit firm as the accounting auditor of the Company	¥48,000,000
Total of money and other financial benefits to be paid by the Company and its subsidiaries to the accounting auditor	¥200,008,000

(Notes)

1. Remuneration for audits based on the Companies Act and remuneration for audits based on the Financial Instruments and Exchange Law are not separated under the audit agreement between the Company and the accounting auditor and cannot be effectively divided. Therefore, the above amounts show the total of these amounts.
2. Among important subsidiaries of the Company, Tokyu Department Store Co., Ltd., Nagano Tokyu Department Store Co., Ltd. and Tokyu Hotels Co., Ltd. are audited by the Fuji Accounting Office.

(3) Details of non-audit services

The Company engaged the accounting auditor to provide an advisory service for the establishment of an internal control assessment system, which is a service (non-audit service) separate from services provided in Paragraph 1 of Article 2 of the Certified Public Accountant Law, and paid the accounting auditor compensation.

(4) Policy on decisions on the dismissal or non-reappointment of an accounting auditor

Besides the dismissal of an accounting auditor by the Board of Corporate Auditors as provided in all Items of Paragraph 1 of Article 340 of the Companies Act, when it is acknowledged that an accounting auditor is unlikely to fulfill its duties properly, the Company will submit a proposal on the dismissal or non-reappointment of the accounting auditor with the approval or request of the Board of Corporate Auditors.

5. Systems for Ensuring Proper Operations

(1) Basic policy

The Group's 2000 management policy calls for the control of risks through compliance management. The Company has continued to make progress in this area with the introduction of increasingly sophisticated systems.

(2) Establishment of systems for ensuring proper operations

(i) System for storage and control of information on the execution of directors' duties

Documents and other information on the fulfillment of directors' duties will be properly stored and controlled based on the Basic Information Control Regulation, the Document Control Regulation and the Electronic Information Security Regulation, among other authorities.

Confidential information will be properly controlled based on the Confidential Information Control Regulation and the Insider Trading Prevention Regulation, among other authorities. Information that should be disclosed in a timely way based on the disclosure policy will be disclosed without hesitation.

(ii) Regulations and other systems for the management of the risk of losses

To control risks through compliance management, a risk management department established within the Internal Control Promotion Division of Management Control Office will identify and evaluate the risks associated with each business, prepare risk reports setting out a risk management policy and measures for policy implementation, and inspect improvements made.

In addition, a procedure will be created to identify and evaluate important risks throughout the Company. In addition, a system will be adopted to facilitate discussion of risk management at the Board of Directors, such as achieving more sophisticated risk management, including consolidated management.

We will set up a Company-wide crisis management system based on the Crisis Management Basic Regulation, which will seek to minimize losses through appropriate crisis management in our business activities.

(iii) System for ensuring that directors effectively execute their duties

The effective execution of directors' duties will be assured by a resolution by the Board of Directors on the division of duties of directors. We will also separate management and execution based on the executive officer system, introduced in April 2005, clarify authority and responsibilities, and bolster corporate governance.

We will introduce a program that will generate more information for decision-making. This information will encompass forecasts and risk information, and will be used as a tool for decisions on projects involving new business and new investments made under the system for evaluating project management. The information will be used, for instance, in decisions to make investments or to withdraw from a project. The program will be properly monitored.

The CSR Management Committee will meet regularly to report on overall CSR activity and confirm its direction, and information on relations with stakeholders will be shared.

Systems will be developed to identify important information and properly report it to management, and to ensure the accurate transmission of instructions throughout the organization.

(iv) System to ensure that directors and employees comply with the law and the Articles of Incorporation in their duties

The Company will ensure that all employees without exception are fully familiar with the Tokyu Corporation's Code of Conduct, through periodical training and other means.

A legal department set up within the CSR Promotion Division of the President's Office will check legal compliance throughout the Company. Each division will meanwhile appoint a compliance manager, compliance staff and assistants, and will be equipped with a checking function through the preparation of checking tools such as a legal checklist. These initiatives will constitute a compliance system.

All employees will be introduced to the compliance consultation desk, set up within the Internal Control Promotion Division of Management Control Office, so that they may directly report or discuss any act in violation of the Code of Conduct. A program for correcting violations will also be established.

An internal audit department established within the Internal Control Promotion Division of the Management Control Office will conduct internal audits based on audit plans, and will report the results of internal audits to management. We will strengthen the system for future internal audits of internal control.

(v) System for ensuring proper Group operations

The Tokyu Group Corporate Committee is the supreme policy-making body for Group management and is headed by the Chairman of the Company. It meets to respond rapidly to changes in the management environment. Management transparency will be bolstered through deliberations and decisions on important policies for the Group's businesses.

The Group Companies' Management Committee will meet to examine the appropriateness of operations. It will evaluate performance based on insight into the management of Group companies.

The Brand Management Committee will be responsible for brand management, and policies on areas such as brand use standards, brand communication strategy and brand risk control will be decided and efforts will be made to maintain and enhance the value of brands.

Major companies in the Group will set up a CSR Committee in accordance with the Tokyu Group Compliance Guideline established in January 2002. The Group will unite in its commitment to CSR activities, including compliance.

The relevant department will periodically monitor Group companies, and we will reinforce systems to expand coverage to include internal audits on a consolidated basis.

Internal control systems for financial reporting will be established and operated to ensure the reliability of financial reports, and a procedure for evaluation will be created.

(vi) Employees assisting corporate auditors

The secretariat of the Board of Corporate Auditors will be established to exclusively assist corporate auditors, and will fulfill its duties based on the instructions of corporate auditors.

(vii) Independence of employees assisting corporate auditors

Prior consultation with corporate auditors will be held with respect to any change in employees assisting the corporate auditors.

(viii) System for directors and employees to report to corporate auditors and other systems for reporting to corporate auditors

We will ensure that corporate auditors have the opportunity to attend meetings of the Board of Directors and other important internal meetings to aid in their understanding of the process of important decision-making and the execution of duties.

Important risks, etc. will be reported to corporate auditors and corporate auditors will be consulted on risk management.

Close communication and cooperation between the internal audit department and corporate auditors about internal audits will be maintained through periodical reports on internal control systems and the results of audits.

(ix) Other systems for ensuring effective audits by corporate auditors

Standing corporate auditors will provide cooperation such as the provision of information at Tokyu Group Standing Corporate Auditors Meetings held periodically to facilitate consultation and the exchange of information with the corporate auditors of *Group companies on audit policies and audit methods.*

Standing corporate auditors and the accounting auditor will exchange information on the conduct of accounting audits and the audits of the Company and its affiliates at monthly liaison meetings.

The Company resolved at the meeting of the Board of Directors held on April 27, 2006 to adopt the above systems to ensure proper operations.

(3) Initiatives

The Company has taken steps to establish systems to ensure that overall operations are appropriate, based on the above resolution.

The major initiatives during the term under review are as follows.

To establish a system for the storage and control of information on the execution of directors' duties, we systematically established related regulations with the aim of proper protection and full control of all information, including electronic data and paper media, held by the Company to ensure security in a changing external environment.

To put in place a system that ensures that directors and employees comply with the law and with the Articles of Incorporation in executing their duties, we revised the Tokyu Corporation's Code of Conduct established in April 2002. We aim to respond to community demands for greater corporate social responsibility and for the establishment of internal control systems. We introduced the revised Code of Conduct to all employees by preparing and distributing a manual setting out check points and questions and answers.

We also sought to create a system to ensure that Group operations are appropriate. The Internal Control Promotion Division of Management Control Office became a controlling division, and a secretariat was established within the Budget Division of Financial Strategy Office to help put in place internal controls for operational processes and establish cross-section internal control systems about financial reports. The system is being set up within the Company and Group companies.

6. Basic Policy on Control over a Joint Stock Company

In April 2000, the Company established the Tokyu Group Management Policy, which aims to sustain the growth of the Tokyu Group in the 21st century, and began instituting structural reforms throughout the Group. The basic approaches under the Management Policy are establishing corporate governance for the Tokyu Group by the Company, achieving growth through alliances with companies inside and outside the Tokyu Group, and controlling risks through compliance management. We have vigorously reorganized the Group and sought to overcome financial problems by placing the highest priority on the recovery of financial health in the two management plans drawn up over five years.

The Company subsequently developed a medium-term three-year management plan (current plan) focusing on growth in April 2005. The plan set out a vision for the medium to long term, in which the areas served by the Tokyu railway lines will prosper as selected areas and the Tokyu Group centering on the Company will serve as a strong interest group. In addition, the Company adopted a basic strategy of reforming its earnings structure and achieving sustainable growth through collaboration between our operations in the areas served by the Tokyu railway lines, and took the initiative in executing a growth strategy aiming at achieving synergy through collaboration between core businesses in the areas served by the Tokyu railway lines.

This year, we are preparing for the development of a new medium-term management plan based on past results. We believe that the following tasks are essential for the Company to keep and enhance its corporate value and interests common to shareholders, and remain committed to completing them:

(i) The railway business of the Company has a highly public nature. The Company must therefore unite in placing top priority on customer safety.

(ii) Investments in safety should continue through the medium and long term, and the management stability to enable this investment must be secured.

(iii) Initiatives to bolster the value of the areas served by the Tokyu railway lines should continue from a longer term perspective, and a competitive edge should be created through collaboration between the core businesses of the Group companies in the areas served by the Tokyu railway lines.

(iv) The Company must exercise corporate governance for the Group so that proper management is consistently practiced in all the Group's businesses.

(v) The Company should build stronger relations with all stakeholders, including shareholders, customers, residents of areas served by the Tokyu railway lines, government bodies, related companies, creditors and employees and their families.

The Company offers its shares to the public. We will not seek to block buyers seeking to acquire a large number of the shares of the Company provided it contributes to corporate value and shareholder interests. We believe that decisions on proposed acquisitions that result in the transfer of the management rights of a joint stock company should ultimately be made based on shareholder intentions.

There is no question, however, that on occasion buyers may seek to acquire a large block of shares in a company for reasons that are clearly not in the interests of corporate value or existing shareholders. Examples including acquisitions seeking short-term gains that could have adverse repercussions for safety in the railway business or acquisitions that are designed to take place in two stages and that force existing shareholders to sell their shares by ensuring that they suffer a loss if they don't sell in response to the first offer.

We believe that it is a natural responsibility of management to protect the interests of shareholders and other stakeholders should they be threatened by acquisitions such as those described.

At present, the Company does not face any actual threat of acquisition and has not made a decision to adopt defensive measures using equity warrants. Nonetheless, the Company will continue to monitor transactions involving its shares and changes in shareholders. It will also establish internal systems and make clear the division of roles and responsibilities so that management can take the appropriate action should a potential acquisition emerge that would harm or destroy corporate value and shareholders interests.

We understand that introducing defensive measures is an important management issue, and we will continue to examine this issue in the future, while monitoring the legal framework and other relevant developments.

Non-Consolidated Balance Sheet

(As of March 31, 2007)

(Unit: ¥million, with amounts less than one million yen discarded)

Assets	
Item	Amount
Current Assets	137,549
Cash and deposits	2,719
Accrued fares	2,311
Accounts receivable	27,086
Accrued income	1,895
Securities	29
Land and buildings for sale	76,879
Inventory assets	3,440
Prepaid expenses	880
Deferred tax assets	10,750
Other current assets	11,553
Fixed Assets	1,276,285
Fixed assets for railway operations	430,957
Fixed assets for real estate business	273,921
Fixed assets relating to other businesses	28,644
Construction in progress	139,610
Investments & Others	403,151
Affiliated company's stocks	218,548
Investment securities	82,152
Other securities of affiliates	3,330
Investment	688
Long-term loans receivable	37,883
Long term prepaid expenses	6,676
Prepaid pension expenses	51,355
Other investment, etc.	7,282
Allowance for doubtful accounts	(4,766)
Total Assets	1,413,835

Liabilities	
Item	Amount
Current Liabilities	336,078
Short-term debt	152,378
Current portion of corporate bonds	52,000
Accrued amount payable	30,214
Accrued expenses	5,267
Accrued consumption tax, etc.	729
Accrued income tax, etc.	13,767
Connection fare deposits	3,890
Deposits	22,537
Advance fares	11,379
Advances received	36,180
Reserve for employees' bonuses	4,015
Reserve for directors' and corporate auditors' bonus	80
Other current liabilities	3,638
Long-term Liabilities	742,435
Corporate bonds	184,300
Convertible bonds	26,199
Long-term debt	420,029
Deferred tax liabilities	19,005
Reserve for directors' and corporate auditors' retirement benefits	552
Other long-term liabilities	92,349
Special legal reserves	25,401
Urban Railways Improvement Reserve	25,401
Total Liabilities	1,103,916
Net Assets	
Shareholders' Equity	293,109
Common Stock	121,723
Capital surplus	113,696
Capital reserve	68,870
Other capital surplus	44,825
Retained earnings	58,847
Other retained earnings	58,847
Net retained earnings forwarded	58,847
Treasury stock	(1,157)
Valuation, translation and other	16,809
Net unrealized gains (losses) on investment securities, net of taxes	16,809
Total Net assets	309,919
Total Liabilities and Net Assets	1,413,835

Non-Consolidated Statement of Income

(April 1, 2006 to March 31, 2007)

(Unit: ¥million, with amounts less than one million yen discarded)

Item	Amount	
Railway operations		
Operating revenue	141,882	
Cost of operating revenue	118,659	
Operating profit		23,222
Real estate business		
Operating revenue	121,830	
Cost of operating revenue	90,292	
Operating profit		31,537
All businesses		
Operating profit		54,760
Non-operating profit		
Interest & dividends	3,524	
Other non-operating profit	7,348	10,873
Non-operating expenses		
Interest	15,674	
Other non-operating expenses	4,681	20,355
Recurring profit		45,278
Extraordinary gains		
Gain on sale of fixed assets	10,017	
Gain on sale of affiliated company's stocks	6,819	
Subsidies received for construction	50,698	
Gain on reversal of Urban Railways Improvement Reserve	7,200	
Other extraordinary gains	1,348	76,085
Extraordinary losses		
Loss on sale of fixed assets	2,432	
Advance depreciation of fixed assets	38,982	
Loss on valuation of shares in affiliate	34,479	
Loss on cancellation of shares in subsidiary as a result of merger	8,744	
Transfer to urban railways improvement reserve	2,464	
Other extraordinary losses	2,930	90,034
Net income before tax		31,329
Income taxes		13,934
Income tax adjustment		4,285
Net Income		13,109

Non-Consolidated Statement of Changes in Net Assets
(April 1, 2006 to March 31, 2007)

(Unit: ¥million, with amounts less than one million yen discarded)

	Shareholders' equity					
	Common stock	Capital surplus		Retained earnings	Treasury stock	Total Shareholders' equity
		Capital reserve	Other capital surplus	Other retained earnings Net retained earnings forwarded		
Balance at the end of the previous period	110,608	57,755	44,785	52,329	(731)	264,747
Changes during the period						
Conversions of convertible bonds	11,115	11,114				22,229
Dividends*1				(6,520)		(6,520)
Directors' and corporate auditors' bonuses*2				(71)		(71)
Net income				13,109		13,109
Purchases of treasury stock					(532)	(532)
Sale of treasury stock			40		106	146
Changes other than those to shareholders' equity	-	-	-	-	-	-
Total changes during the period	11,115	11,114	40	6,518	(426)	28,362
Balance at the end of the period	121,723	68,870	44,825	58,847	(1,157)	293,109

	Valuation, translation and other Valuation differences on other investment securities	Total net assets
Balance at the end of the previous period	22,915	287,663
Changes during the period		
Conversions of convertible bonds		22,229
Dividends*1		(6,520)
Directors' and corporate auditors' bonuses*2		(71)
Net income		13,109
Purchases of treasury stock		(532)
Sale of treasury stock		146
Changes other than those to shareholders' equity	(6,106)	(6,106)
Total changes during the period	(6,106)	22,255
Balance at the end of the period	16,809	309,919

*1: Of dividends, ¥2,964 million is a profit distribution item at the June 2006 Annual General Meeting of Shareholders.

*2: Profit distribution items at the June 2006 Annual General Meeting of Shareholders.

Individual Notes to Non-Consolidated Financial Statements

(April 1, 2006-March 31, 2007)

1. Notes to important accounting policies

(1) Evaluation Standards and Evaluation Method for Assets

(i) Evaluation standards and evaluation method for securities

Held-to-maturity securities

Amortized cost method (fixed amount method)

Subsidiary's and affiliated companies' stock

Cost method using the moving average method.

Other securities:

Securities with market quotations

The market value method is employed on the basis of the market price as of the final day of the fiscal term.

(All differences in valuations are directly recorded in net assets, and costs of sales are calculated using the moving average method.)

Securities without market quotations

Stated at cost determined by the moving-average method.

With regards to gain or loss on investment in anonymous associations, the equivalent of the Company's equity in the gain or the loss of the anonymous associations shall be posted as non-operating profit or loss, along with the process to increase or decrease investment securities, etc.

(ii) Evaluation standards and evaluation method of inventories

Inventory goods: Stated at cost determined by the moving-average method.

Land and building for sale: Stated at cost determined by the gross average method for each district.

(Construction cost for individual subdivisions and parts of scattered lands shall be stated at cost by the individual method.)

(2) Depreciation method for fixed assets

(i) Tangible fixed assets

Fixed rate method is adopted for depreciation method of tangible fixed assets. For replaceable assets in the structures for the railway business, the replacement method is adopted. Further, the straight-line method is adopted for certain leased facilities.

In addition, the straight-line method is adopted for all buildings (excluding attached equipment) which are acquired on and after April 1, 1998.

The service life ranges of major types of assets are:

Buildings:	3 to 50 years
Structures:	3 to 75 years
Train cars:	10 to 20 years

(ii) Intangible fixed assets

The straight line method is adopted for depreciation method of intangible fixed assets. With regards to software for in-house use, the straight-line method is adopted on the basis of the internally usable period of five years.

(3) Accounting Standard for Major Reserves

(i) Allowance for doubtful accounts

To provide for the losses due to doubtful accounts, the Company accrues an

estimated allowance for doubtful accounts on ordinary receivables based on historical doubtful accounts ratios, and on highly doubtful receivables based on the financial conditions of individual customers.

(ii) Reserve for Employees' Bonuses

To provide for the payment of employees' bonuses, the Company accrues an estimated reserve.

(iii) Reserve for Directors' Bonuses

To provide for the payment of directors' bonuses, the Company accrues an estimated reserve.

(Change in accounting policy)

From the fiscal year ended March 31, 2007, the Company adopted the Accounting Standard for Bonuses to Directors (Accounting Standards Board Statement No. 4 dated November 29, 2005). Due to this change, operating profit, recurring profit, current net income before tax adjustment each declined by 80 million yen.

(iv) Reserve for employees' retirement benefits

To provide for the payment of employees' post-retirement benefits, the Company accrues an estimated reserve based on the projected benefit obligations and estimated pension plan assets as of the closing date.

As of the closing date of the current fiscal year, the amount of pension plan assets exceeds the amount of post-retirement benefit obligations after deduction of differences in actuarial calculations and unrecognized past service obligations. For this reason, the total of the excess is posted as prepaid pension expenses in Investment and Other Assets.

Any differences in actuarial calculations of retirement benefits are amortized beginning with the next accounting period, where the straight-line method is employed over a period which is set within employees' average remaining service years (15 years).

Prior service obligations are amortized using the straight-line method over a set number of years within employees' average remaining service years (15 years) at the time of their occurrence.

(v) Reserve for directors' and corporate auditors' retirement benefits

To provide for the payment of officers' post-retirement reserve, the Company accrues an estimated lump sum retirement reserve within the amount of payment of retirement benefits for officers due to the abolition of the Retirement Benefits Program, which was resolved at the 136th-term Annual General Meeting of Shareholders on June 29, 2005.

(4) Other Important fundamental matters for preparation of accounting documents

(i) Accounting for deferred assets

Corporate bond and share delivering expenses are charged off in full in each spending.

(ii) Accounting for lease transactions

Finance lease transactions, except for those where the ownership of the leased property is deemed to transfer to a lessee, are processed by the accounting method in conformity with the method related to normal lease transactions.

(iii) Method for hedge accounting

The Company has established a standard for transaction and other authority in the

Company's Operation Execution Regulations. Based on this standard, the Company engages itself in derivative transactions with the purpose to hedge interest rate risk regarding future interest payment, as well as currency fluctuation risk. For all hedge transactions, special accounting for interest swap is applied.

Currently, the Company conducts the following derivative transactions: interest swap for straight bond with variable interest rate, and currency interest swap for reverse dual-currency straight bond.

(iv) Special legal reserves

The Company posts and dissaves the reserve for railway development in designated cities under the provisions of Article 8 of the Special Measure Law on the Promotion of Railway Development in Designated Cities.

Of the reserve for railway development in designated cities, 7,200 million yen annually is allowed for use.

(v) Reduction entry accounting for subsidies for construction in the railway operation

The Company in its railway operation receives contributions in aid for construction and other assistance from local public authorities as a part of construction expenses for the Company's construction of overhead crossings, such as consecutive grade separations, and widening crossing roads.

These subsidies are posted upon completion of construction works by directly subtracting the amount of the contributions in aid for construction and other assistance from the acquisition cost of fixed assets.

On the balance sheet, the amount of accepted contributions in aid for construction and other assistance is posted as an extraordinary gain, while the amount of subsidies directly subtracted from the acquisition cost of fixed assets is posted as extraordinary loss for advanced depreciation deduction of fixed assets.

In addition, of the construction expenses for which contributions in aid for construction and other assistance is accepted, the expense for removed temporary structures is posted as operating expense for the railway business (retirement cost for fixed assets, etc.).

(vi) Accounting for consumption and other taxes

Accounts are processed exclusive of taxes.

(5) Important changes to accounting policy

(i) Accounting standard for net assets on balance sheet

Effective as of the current fiscal year, the Company has adopted the Accounting Standard for Presentation of Net Assets in the Balance Sheet (Accounting Standard No. 5 dated December 9, 2005) and the Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet (Accounting Standard Implementation Guidance No. 8 dated December 9, 2005).

The amount corresponding to the former Capital is 309,919 million yen.

(ii) Accounting standard regarding corporate consolidation

Effective as of the current fiscal year, the Company has adopted the Accounting Standard for Corporate Consolidation (issued by the Business Accounting Deliberation Council on October 31, 2003), the Accounting Standard for Business Divestures (Accounting Standard No. 7 dated December 27, 2005), and the Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestures (Accounting Standard Implementation Guidance No. 10 dated December 27, 2005).

2. Notes to consolidated balance sheet

(1) Pledged assets and secured liabilities

(Note) Secured liabilities include the amount of repaid debts within the past year.

(i) Railway Track Foundation

Railway Track Foundation fixed assets	334,186 million yen
Liabilities secured by the above assets	
(a) Long-term debt	216,878 million yen

(ii) Others

Fixed assets for real estate business	31,118 million yen
Liabilities secured by the above assets	
(a) Long-term debt	19,589 million yen
(b) Long-term accrued amount payable	7,295 million yen
Total	26,884 million yen

(2) Accumulated depreciation of tangible fixed assets 443,013 million yen

(3) Fixed assets for operations

(i) Tangible fixed assets

Land	285,196 million yen
Buildings	168,102 million yen
Structures	214,280 million yen
Train cars	17,888 million yen
Others	23,085 million yen

(ii) Intangible fixed assets 24,969 million yen

(4) Contingent liabilities

(i) Guarantee liabilities

The Company guarantees liabilities on bank loans of the following companies and other entities:

Tokyu Finance and Accounting Co., Ltd.	10,327 million yen
Izukyu Corp.	9,286 million yen
Financing guarantee for employee housing	207 million yen
Total	19,821 million yen

(ii) Commitment to guarantee

In addition to the above, the Company is committed to guarantee bank loans of the following company:

Hokkaido Kitami Bus Co., Ltd.	82 million yen
Total	82 million yen

In addition, the Company guarantees lease agreements of its consolidated subsidiaries during the remaining period of the contracts:

Tokyu Hotel Chain Co., Ltd.	9,043 million yen
TMD Corp.	16,976 million yen
Total	26,020 million yen

(5) Monetary claims and liabilities toward affiliated companies

Short-term monetary claim toward affiliated companies	14,452 million yen
Long-term monetary claim toward affiliated companies	41,636 million yen
Short-term monetary liabilities toward affiliated companies	50,640 million yen

Long-term monetary liabilities toward affiliated companies	14,449 million yen

(6) Monetary claims and liabilities toward directors and auditors

Monetary liabilities	2 million yen

(7) Accumulated amount of construction subsidies directly subtracted from acquisition cost of fixed assets 167,438 million yen

3. Notes to consolidated income statement

(1) Operating profit 263,712 million yen

(2) Operating expenses 208,951 million yen

Transportation operating expenses and cost of sales	123,022 million yen
Cost of marketing and general management expenses	43,240 million yen
Taxes	11,565 million yen
Depreciation expenses	31,122 million yen

(3) Volume of transactions with affiliated companies

Volume of transactions by operating transaction	55,828 million yen
Operating profit	26,798 million yen
Cost of operation	29,029 million yen
Volume of transactions by non-operating transaction	78,955 million yen

4. Notes to Consolidated Statement of Shareholders' Equity

Number and type of treasury stock

(unit: thousand shares)

Class of shares	Number of shares at the end of previous fiscal year	Increase of shares during this fiscal year	Decrease of shares during this fiscal year	Number of shares at the end of this fiscal year
Common shares	1,484	694	198	1,980

(Notes)

1. The increase of issued common shares was due to:
   The purchase of odd lot shares: 516,000 shares
   The consolidation of affiliated companies: 177,000 shares
2. The decrease of issued common shares was due to:
   The request for purchase of odd lot shares.

5. Notes to deferred tax accounting

Breakdown of deferred tax assets and deferred tax liabilities by major reason

Deferred tax assets	
Securities	20,983 million yen
Reserve for employees' retirement benefits	11,540 million yen
Loss due to impairment	9,876 million yen
Fixed assets	5,365 million yen
Defined contribution pension conversion	4,810 million yen
Real estate for sale	4,433 million yen
Accrued expense	2,354 million yen
Reserve for bonuses	1,633 million yen
Depreciation expense	1,372 million yen
Unpaid business tax and office tax	1,112 million yen
Others	3,993 million yen
Subtotal of deferred tax assets	67,476 million yen
Valuation reserve	-25,111 million yen
Total of deferred tax assets	42,364 million yen

Deferred tax liabilities	
Gain on contribution of securities to retirement benefit trust	-17,899 million yen
Net unrealized holding loss on securities due to business divesture	-13,113 million yen
Other net realized holding loss on securities	-11,532 million yen
Fixed assets	-8,001 million yen
Others	-72 million yen
Total of deferred tax liabilities	-50,619 million yen
Net deferred tax liabilities	-8,255 million yen

6. Notes to fixed assets used in lease agreements

Finance and lease transactions other than the transactions in which the ownership of leased properties is approved to be transferred to the lessee

(i) Leased properties' acquisition price, accumulated depreciation cost, and outstanding balance as of March 31, 2007

	Acquisition price	Accumulated depreciation cost	Outstanding balance as of March 31, 2007
Fixed assets in the railway operation	257 million yen	10 million yen	247 million yen
Fixed assets in the real estate operation	96 million yen	54 million yen	42 million yen
Fixed assets in related operations	189 million yen	78 million yen	111 million yen
Total	544 million yen	143 million yen	401 million yen

(Notes) With regards to acquisition price, the inclusive-of-interest method is used for calculation due to the low percentage of amount equivalent to end-of-term balance of unearned lease fees in the outstanding balance of tangible fixed assets as of the end of the fiscal year.

(ii) Amount equivalent to end-of-term balance of unearned lease fees

Within a year	101 million yen
Over a year	299 million yen
Total	401 million yen

(Notes) With regards to unearned lease fees, the inclusive-of-interest method is used for calculation due to the low percentage of outstanding balance of unearned lease fees as of the end of the fiscal year in the outstanding balance of tangible fixed assets as of the end of the fiscal year.

(iii) Paid lease charges and depreciation expense

Paid lease charges	62 million yen
Depreciation expenses	62 million yen

(iv) Calculation method for depreciation expense

The straight-line method in which lease period is set as service life, and residual value is set at zero.

7. Notes to transactions with related parties

(1) Subsidiaries, affiliates, and others

(unit: million yen)

Attribute	Name of company	Percentage of ownership of voting and other rights (owned)	Relationship with the related party	Content of transaction	Amount of transaction	Account	Outstanding balance at the end of fiscal year
Subsidiary	TMD Corp.	(Ownership)	Lease of facilities,	Guarantee of lease	16,976		

		Direct 100.0%	etc.	payment (Note 3)			
Affiliated company	Tokyu Construction Co., Ltd.	(Ownership) Direct 14.2% Indirect 0.7%	Ordering of construction works	Construction payment	28,812	unpaid	865
				Purchase of subdivision lands and buildings	15,545	unpaid	6,603

(Notes)

1. Of the amounts above, the amount of transaction does not include consumption or other taxes. However, the outstanding balance at the end of fiscal year includes consumption and other taxes.
2. The conditions of transactions and the policy for decisions regarding the conditions of transactions are the same as those for third-party transaction partners.
3. With regards to the lease payment for the remaining contract period in the building leasing agreement for the properties leased by TMD Corp., the Company guaranteed the payment. The Company has not received any guarantee payments.
4. Although the Company's equity in Tokyu Construction Co., Ltd. is less than 20%, the Company nevertheless has a virtual influence over Tokyu Construction. For this reason, Tokyu Construction is classified as an affiliate. In addition, other than the percentage of ownership of voting rights as described above, the Company has contributed 7,500,000 shares of Tokyu Construction (representing 7.0% of voting and other rights) to the retirement benefits trust.

(2) Directors and major individual shareholders

(unit: million yen)

Attribute	Name of company or person	Percentage of ownership of voting and other rights (owned)	Relationship with the related party	Content of transaction	Amount of transaction	Account	Outstanding balance at the end of fiscal year
Director and his/her family members	Kunie Okamoto	(owned) 0.0%	External auditor of the Company (President and Representative, Nippon Life Insurance Co.)	Interest payment	609	Short-term borrowing	7,030
						Long-term borrowing	19,601

(Notes)

1. Of the amounts above, the amount of transaction does not include consumption or other taxes. However, the outstanding balance at the end of fiscal year includes consumption and other taxes.
2. The conditions of the transaction and the policy for decisions regarding the conditions of the transaction are the same as those for third-party transaction partners.
3. The transaction with Nippon Life Insurance Co. is the so-called transaction for third parties.

8. Notes on data per share

(1) Net asset per share **254.12 yen**

(2) Net income per share **11.02 yen**

9. Other Notes

Corporate consolidation

Transactions under common control, etc.

(a) Outline of transaction

Shibuya Development Co., Ltd., the Company's former wholly-owned subsidiary, had operated a property lease business with the assets it owned mostly in the Shibuya ward of Tokyo, such as the Toyoko branch of Tokyu Department Store, which was shared with the Company. To concentrate management resources on the Company and to optimize management efficiency, the Company absorbed and merged with Shibuya Development as of April 1, 2006.

(b) Outline of account processing

The amounts of assets and liabilities inherited from Shibuya Development are as follows:

Inherited assets	41,220 million yen
Inherited liabilities	15,271 million yen

The Company has posted 8,744 million yen in extraordinary losses for the difference between net assets accepted from Shibuya Development and the book value of the shares of Shibuya Development (tie-in share).

Copy of the Audit Report Regarding Financial Statements

This translation of the Independent Auditors' Report, as well as the entirety of this translation of the Notice of 69th Annual Shareholders' Meeting including attachments thereto, represents the English translation of the corresponding Japanese language document included in the Notice of 69th Annual Shareholders' Meeting. The Independent Auditor's Report was based on the independent auditors' review of Japanese language financial statements and other Japanese language materials. The independent auditors have not reviewed the English translations of the financial statements or other materials provided in this translation of the Notice of 69th Annual Shareholders' Meeting.

INDEPENDENT AUDITORS' REPORT

May 22, 2007

To the Board of Directors of Tokyu Corporation

Ernst & Young ShinNihon
Kenji Yumoto, Designated Partner, Executive Partner Certified Public Accountant
Motoki Yoshimura, Designated Partner, Executive Partner Certified Public Accountant
Seijo Mukaikawa, Designated Partner, Executive Partner Certified Public Accountant

Pursuant to Article 436, Paragraph 2, Item 1 of the Companies Act, we have audited financial statements including the non-consolidated balance sheet, the non-consolidated statement of income, the non-consolidated statement of changes in net assets, the notes to non-consolidated financial statements and the related supplementary schedules of Tokyu Corporation (the "Company") applicable to the 138th fiscal year from April 1, 2006 through March 31, 2007. These non-consolidated financial statements and the related supplementary schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these non-consolidated financial statements and the related supplementary schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the non-consolidated financial statements and the related supplementary schedules are free of material misstatements. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the non-consolidated financial statements and the related supplementary schedules. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the non-consolidated financial statements and the related supplementary schedules referred to above present fairly, in all material respects, the financial position and results of operations of Tokyu Corporation applicable to the 138th fiscal year ended March 31, 2007, in conformity with accounting principles generally accepted in Japan. We have no interest in the Company that is required to be disclosed by the Certified Public Accountants Law.

Copy of the Audit Report of the Board of Auditors

This translation of the Audit Report, as well as the entirety of this translation of the Notice of 69th Annual Shareholders' Meeting including attachments thereto, represents the English translation of the corresponding Japanese language document included in the Notice of 69th Annual Shareholders' Meeting. The Audit Report was based on the auditors' review of Japanese language financial statements and other Japanese language materials. The auditors have not reviewed the English translations of the financial statements or other materials provided in this translation of the Notice of 69th Annual Shareholders' Meeting.

AUDIT REPORT

The Board of Corporate Auditors has received reports on the execution of duties by directors during the 138th fiscal year from April 1, 2006 to March 31, 2007 prepared by each of the members of the Board of Corporate Auditors (each, an "Auditor"). After discussing the reports we have prepared this Audit Report and report as follows.

1. Procedures and details of the audits by the Auditors and the Board of Corporate Auditors

The Board of Corporate Auditors set out audit guidelines and reviewed reports on the status and results of audits from each of the Auditors. It has also reviewed reports from directors and accounting auditors on the performance of their duties and asked for explanations where necessary.

Each of the auditors: sought to communicate with directors, internal auditing divisions and other employees in accordance with the audit guidelines; endeavored to collect information and prepare for the audit; attended the meetings of the Board of Directors and other important meetings; reviewed reports from the directors and other employees on the performance of their duties; asked for explanations where necessary; read documents on matters such as important decisions; and investigated the business and financial conditions at the head office and main branches. We also monitored and verified the details of the resolutions of the Board of Directors concerning the development of the system defined in Article 100, Paragraphs 1 and 3 of the enforcement regulations of the Company Law as the system for ensuring that directors carry out their duties in accordance with the law and the Articles of Incorporation, and other measures for ensuring the appropriateness of the operations of a joint stock company, as well as the condition of the system of internal controls developed in accordance with this resolution. Each auditor reviewed the content of the basic policy of the Enforcement Regulation of the Companies Act, Article 127, Item 1, which is listed in the business report, by taking into consideration the discussions regarding the policy at the Board of Directors. Regarding the subsidiaries of the Company, we sought to communicate and exchange information with the directors and auditors of such subsidiaries and where necessary reviewed business reports from such subsidiaries.

In accordance with the procedures outlined above, we examined business reports and the supplementary schedules thereto for the year ended March 31, 2007. We monitored and verified that the accounting auditors maintained independence and conducted the audit in an appropriate manner, and we also reviewed reports from the accounting auditors regarding the status of the performance of their duties and, where necessary, we requested explanations. We also reviewed notification from the accounting auditors to the effect that "systems for ensuring the appropriate execution of duties" (items indicated in Article 159 of the Corporate Calculation Regulations) had been established in accordance with the "standard for quality control of audit" (issued by the Business Accounting Deliberation Council on October 28, 2005) and others, and where necessary asked for explanations.

2. Results of Audit

(1) Audit results for the Business Report, etc.

i. The Business Report and the supplementary schedules thereto fairly represent the condition of the Company in accordance with the laws of Japan and the Articles of Incorporation.

ii. We have determined that there were no material occurrences of dishonesty, fraud or violations of any laws or the company's Articles of Incorporation by any of the directors in carrying out the duties and responsibilities of their offices.

iii. In our opinion, the details of the resolution of the Board of Directors concerning the system of internal controls are appropriate.
We have also determined that there are no noteworthy matters concerning the performance of duties by directors in relation to said system of internal controls.

iv. With respect to the basic policy on the control of the joint-stock corporation, which is stated in the Business Operation Report, we have determined that there are no matters that should be highlighted as a concern.

(2) Audit results for the non-consolidated financial statements and the supplementary schedules thereto

In our opinion, the audit procedures and audit results received from the accounting auditor, Ernst & Young ShinNihon are appropriate.

(3) Audit results for the consolidated financial statements

In our opinion, the audit procedures and audit results received from the accounting auditor, Ernst & Young ShinNihon, are appropriate.

May 24, 2007

Masamichi Yamada, Full-Time Auditor
Ken-ichiro Kakimoto, Full-Time Auditor
Takahide Sakurai, Auditor
Shunji Kono, Auditor
Kunie Okamoto, Auditor
The Board of Auditors
Tokyu Corp.

6. **Important disposition of assets, etc. by the parties to the share exchange after the last day of the latest fiscal year**

1. **Matters relating to Tokyu Corporation**

   (1) Loss Recorded on Valuation of Shares in an Affiliate (Non-consolidated)

Tokyu Corporation recorded a ¥9,744 million extraordinary loss in its interim non-consolidated results for the period ending September 2007. Such loss was due to a decline in the value of shares held by Tokyu Corporation in its non-consolidated subsidiaries, such as TH Properties Corporation.

Because the loss is in connection with shares held by Tokyu Corporation in its non-consolidated subsidiaries, the loss will not be recorded in Tokyu Corporation's consolidated results.

Tokyu Corporation recorded a ¥7,398 million extraordinary loss in the value of its shares in Tokyu Construction, an equity method affiliate, in its non-consolidated results for the fiscal year ended March 31, 2008.

Since Tokyu Corporation applies the equity method to Tokyu Construction, the loss in valuation will not be recorded in Tokyu Corporation's consolidated results.

   (2) Impairment loss on fixed assets (Non-consolidated)

With respect to certain fixed assets of Tokyu Corporation, and in accordance with the "Accounting standards for the impairment of fixed assets," Tokyu Corporation will record a ¥4,120 million extraordinary loss in its interim non-consolidated results for the period ending September 2007.

(The information at the first paragraph of (1) above and that in (2) is excerpted from the "Notice Regarding Evaluation Loss of Subsidiaries Shares (Non-consolidated), Impairment Loss (Non-consolidated) and Revision of the Half-year Forecast (Non-consolidated)" submitted to the Tokyo Stock Exchange on October 26, 2007. And the information at the third paragraph of (1) is excerpted from the "Loss Recorded on Valuation of Shares in an Affiliate (Non-Consolidated)" submitted to the Tokyo Stock Exchange on April 4, 2007.)

2. **Matters relating to the Company**

Not applicable.

Proposal 3. Appointment of 17 directors

The term of office of all 15 existing directors will expire at the end of this shareholders' meeting. We would like to add two directors to bolster the managing structure and ask you to appoint 17 directors.

The following is a list of candidate directors:

Candidate no.	Name (birth date)	Career summary, position, responsibility, and representative positions in other companies	Number of shares held in the Company
1	Hiroshi Kawashima (August 25, 1935)	Apr. 1958 Joined the Company May 1979 Director May 1983 Managing Director May 1991 Senior Managing Director May 1997 Executive Vice President Aug. 2000 President May 2005 Chairman of the Board (present post)	68,000
2	Ichiro Takahashi (October 27, 1941)	Apr. 1964 Joined Tokyu Corporation May 1981 Director of the Company May 1984 Managing Director May 1997 Senior Managing Director May 2003 Executive Vice President May 2005 President (present post)	64,000
3	Hidehiko Soma (June 10, 1945)	Nov. 1968 Joined the Company May 1991 Director May 1997 Managing Director (present post) June 1999 Chief Director of Product May 2005 In charge of President's Office, Chief Director of Administration (present post)	42,000
4	Yuji Oimatsu (January 17, 1948)	Apr. 1970 Joined the Company May 1995 Director May 2001 Chief Director of Administration May 2003 Managing Director (present post) May 2005 In charge of Sales, Product, and Development (present post)	30,000
5	Kazuo Nagura (February 7, 1946)	Apr. 1970 Joined the Company May 1997 Director (present post) Mar. 2001 Manager of Development and Planning Office May 2003 Chief Director of Sales Mar. 2007 Manager of President's Office (present post)	21,000

Candidate no.	Name (birth date)	Career summary, position, responsibility, and representative positions in other companies	Number of shares held in the Company
6	Haruo Mizutani (March 5, 1948)	Apr. 1970 Joined the Company May 1997 Director (present post) May 1997 Director of Clothing Mar. 2007 In charge of Products (Clothing and Household Goods) (present post)	21,000
7	Hiroshi Mito (February 27, 1948)	Apr. 1971 Joined the Company May 2003 Director (present post) May 2003 Manager of Training Center Sep. 2004 Director of Store Operations Mar. 2007 Chief Director of Sales (present post)	12,100
8	Takashi Hiromoto (January 19, 1949)	Apr. 1971 Joined the Company May 2003 Director (present post) Mar. 2007 Chief Director of Development (present post)	24,000
9	Tsutomu Ishikawa (August 16, 1951)	Apr. 1974 Joined the Company May 2003 Director (present post) Sep. 2004 Manager of Product Planning Office May 2005 Chief Director of Product (present post)	8,000
10	Setsuo Tsukamoto (February 3, 1953)	Apr. 1975 Joined the Company Sep. 2004 Director of Daily Delivery Foods (present post) May 2005 Director (present post)	8,000
11	Ikuhisa Miyazaki (May 24, 1953)	Apr. 1977 Joined the Company Sep. 2002 Director of Information System (present post) May 2005 Director (present post)	8,000
12	Michihisa Ono (November 29, 1953)	Apr. 1977 Joined the Company Mar. 2003 Director of Human Resources (present post) May 2007 Director (present post)	6,000
13	Kentaro Mizushima (November 14, 1954)	Apr. 1978 Joined the Company Mar. 2003 Director of Accounting (present post) May 2007 Director (present post)	15,000
14	Toshiaki Koshimura (September 20, 1940)	Apr. 1964 Joined Tokyu Corporation Jun. 1995 Director Jun. 1999 Managing Director Jun. 2001 Senior Managing Director Jun. 2005 President & Representative Director (present post) May 2007 Director of the Company (present post) (Representative posts of other companies) President & Representative Director of Tokyu Corporation	0

Candidate no.	Name (birth date)	Career summary, position, responsibility, and representative positions in other companies	Number of shares held in the Company
15	Hirokazu Mizuta (November 9, 1937)	Apr. 1962 Joined Tokyu Corporation Apr. 1995 Director of Tokyu Department Store Aug. 1996 Managing Director Apr. 1998 Senior Managing Director Apr. 2000 President & Representative Director (present post) May 2001 Director of the Company (present post) (Representative posts of other companies) President & Representative Director of Tokyu Department Store	0
16	Katsuhisa Suzuki (January 24, 1944)	Apr. 1966 Joined Tokyu Corporation Jun. 1999 Director Jun. 2001 Managing Director Jun. 2005 Senior Managing Director Jun. 2006 Vice President and Representative Director (present post) (Representative posts of other companies) Vice President and Representative Director of Tokyu Corporation President and Representative Director of Tokyu Insurance Consulting	0
17	Yuji Kinoshita (April 23, 1951)	Apr. 1975 Joined Tokyu Corporation Jun. 2003 Director Jun. 2006 Managing Director (present post) Feb. 2007 Senior Managing Director of Tokyu Department Store (present post)	0

(Notes)

1. Special interests existing between prospective directors and the Company
   (1) Toshiaki Koshimura is the president and representative director of Tokyu Corporation. The Company has business relations with Tokyu Corporation, including the leasing of facilities.
   (2) Hirokazu Mizuta is the president and representative director of Tokyu Department Store, which engages in the same type of business as that of the Company. The Company has business relations with Tokyu Department Store, including the leasing of facilities.
   (3) Katsuhisa Suzuki is vice president and representative director of Tokyu Corporation. The Company has business relations with Tokyu Corporation, including the leasing of facilities. He is also the president and representative director of Tokyu Insurance Cousulting, which has business relations with the Company, including the mandate of insurance consulting.
2. Toshiaki Koshimura, Hirokazu Mizuta, Katsuhisa Suzuki, and Yuji Kinoshita are candidates for outside directors.
3. Reason for the appointment of the candidates for outside directors
   (1) Toshiaki Koshimura is the president and representative director of Tokyu Corporation, the parent company. We ask that as outside director he be given the opportunity to offer his extensive experience and insights as a senior executive to the management of the Company and to monitor the consistency of management with the management policy of the entire Tokyu Group.
   (2) Hirokazu Mizuta is the president and representative director of Tokyu Department Store. We ask that as outside director he be given the opportunity to offer his extensive experience and insights as a senior executive to the management of the Company and to provide appropriate opinions on creating synergy between the Company and Tokyu Department Store, the core company of the Retail business of the Tokyu Group.
   (3) Katsuhisa Suzuki is vice president and representative director of Tokyu Corporation, the parent company. We ask that as outside director he be given the opportunity to offer his extensive experience and insights as a senior executive to the management of the Company.
   (4) Yuji Kinoshita is managing director of Tokyu Corporation, the parent company. We ask that as outside director he be given the opportunity to offer his extensive experience and insights as a senior executive in the management of the Company.
4. Independence of candidates for outside directors
   (1) The positions and responsibilities of Toshiaki Koshimura, Katsuhisa Suzuki, and Yuji Kinoshita as operating officers in Tokyu Corporation and its subsidiaries in the past five years are described in the column "Career summary, position, responsibility, and representative positions in other companies." Tokyu Corporation and its subsidiaries are specified related companies.
   (2) Hirokazu Mizuta is an executive officer of Tokyu Department Store, a specified related company of the Company, and is therefore considered a person who has been an operating officer of Tokyu Department Store in the past five years.
5. Toshiaki Koshimura and Hirokazu Mizuta will have served as outside directors for one year and seven years, respectively, as of the end of this ordinary shareholders' meeting.

Proposal 4. Appointment of 4 corporate auditors

Since the term of office of all 4 existing corporate auditors will expire at the end of this shareholders' meeting, we ask you to appoint 4 directors.

The Board of Corporate Auditors has agreed on this proposal.

The following is a list of prospective corporate auditors:

Candidate no.	Name (birth date)	Career summary, position, responsibility, and representative positions in other companies	Number of shares held in the Company
1	Shinya Okumoto (August 29, 1946)	Apr. 1970 Joined the Company Mar. 1991 Director of System Development Jun. 1999 Director of Logistics Mar. 2001 Director of Logistics Promotion of Product Planning Office May 2001 Standing Corporate Auditor (present post)	13,331
2	Masayoshi Tezuka (October 16, 1950)	Apr. 1974 Joined the Company Mar. 1998 Director of Livestock Mar. 2001 Manager of Kamakura store Mar. 2003 Director of General Affairs May 2004 Standing Corporate Auditor (present post)	4,000
3	Tetsuo Iwata (April 30, 1948)	Apr. 1972 Joined The Mitsubishi Bank, Ltd. (currently the Bank of Tokyo-Mitsubishi) Jun. 1999 Managing Director of the Bank of Tokyo-Mitsubishi (currently the Bank of Tokyo-Mitsubishi) Jun. 2003 Managing Executive Director Jun. 2007 Standing Corporate Auditor of Tokyu Corporation (present post)	0
4	Chikara Amemiya (June 20, 1958)	Apr. 1982 Joined Tokyu Corporation Apr. 2006 General Manager of Office of Retail Business Strategy Jan. 2007 General Manager of Office of Retail Business Strategy, Retail Business Unit Apr. 2008 General Manager of Planning & Administration Division, Retail Business Unit (current post)	0

(Note)

1. The candidates for corporate auditors have no special interests with the Company.
2. Tetsuo Iwata and Chikara Amemiya are candidates for outside corporate auditors.
3. Reason for appointment of outside corporate auditors
   (1) We request the appointment of Tetsuo Iwata as outside corporate auditor so that he can offer his extensive experience and insights in financial institutions in the auditing of the Company.
   (2) We request the appointment of Chikara Amemiya so that he offer the knowledge and experience he has accumulated through his long career in accounting for the auditing of the Company.

Map for General Meeting of Shareholders



13 南北線・三田線
17 至品川
15
14 山手線
目黒駅
16 至渋谷
18
西口
19 目黒駅
20 目黒線
21 歩道橋
2 目黒区民センター
22 交番
4
目黒清掃工場
23 目黒川
3 ふれあい橋
24 下目黒小学校
6 プール
7 テニスコート
8 図書館
9 美術館
25 目黒通り
5 田道橋
27 至五反田
12 至中目黒
26 山手通り
28 大鳥神社
1
10 りそな銀行 目黒ビル
11 歩道橋
株主総会会場
(目黒区中小企業センターホール)

1. Venue for the General Meeting of Shareholders
   (*Meguro-ku Chusho Kigyo Center Hall* (Meguro City Small- and Medium-Sized Companies Center Hall))
2. *Meguro Kumin Center* (Meguro Residents Center)
3. Fureai Bashi Bridge
4. Meguro Waste Incineration Plant
5. Dendo Bashi Bridge
6. Pool
7. Tennis Court
8. Library
9. Art Museum
10. Resona Bank at Meguro Bldg.
11. Footbridge
12. To Nakameguro
13. Namboku Line & Mita Line
14. Yamanote Line
15. Meguro Station
16. To Shibuya
17. To Shinagawa
18. West Exit
19. Meguro Station
20. Meguro Line
21. Footbridge
22. Police box
23. Meguro River
24. Shimomeguro Elementary School
25. Meguro Dori
26. Yamate Dori
27. To Gotanda
28. Ootori Jinja Shrine

Site: *Meguro-ku Chusho Kigyo Center Hall, Meguro Kumin Center*
2-4-36, Meguro, Meguro-ku, Tokyo

Nearest Station:
JR Yamanote Line
Tokyu Meguro Line
Tokyo Metro Namboku Line
Toei Mita Line
} 10-minute walk from Meguro Station

Translation:

This English translation is being provided to United States shareholders for the sole purpose of complying with certain requirements under United States securities laws and does not constitute part of a notice of shareholders meeting under the Company Law of Japan. It is not intended in any way to substitute or replace the original Japanese version under Japanese law and if there is any discrepancy between the original Japanese version and this translation, the original Japanese version shall govern.

NOTICE TO SHAREHOLDERS RESIDENT IN THE UNITED STATES:

This public notice relates to a proposed business combination which involves the securities of a foreign company. It is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for any U.S. shareholder to enforce its rights and any claim it may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. Such U.S. shareholder may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

(Attachments to the Notice of 69th Annual Shareholders' Meeting)

The 69th Fiscal Year

Reports

(From March 1, 2007 to February 29, 2008)

Tokyu Store Chain Co., Ltd.

Business Report

[From March 1, 2007 to February 29, 2008]

1. The Corporate Group

(1) Business Activities and Results

In the fiscal year under review, the Japanese economy sustained a modest recovery against a backdrop of expanding foreign demand. Nonetheless, uncertainty increased with the subprime mortgage crisis and soaring raw material prices. In the retail industry, customer awareness of food safety and prices as well as the economic situation was heightened, and consumer behavior changed, making the business environment more challenging.

The Tokyu Store Chain Group sought to respond to this environment through initiatives to become a more customer-oriented company that best knows customers in the community and meets their needs, based on the concept of quality improvement. In the fiscal year under review, the Group bolstered its sales force by developing and expanding sales of private brand products and sought to build systems, including an upgrading of its accounting system, to improve efficiency. The Group also committed to providing products and services that are safe and offer customers peace of mind. Toko Foods Co. Ltd. obtained ISO22000 certification, an international management system standard relating to food safety. Kyodo Gijutsu Center obtained ISO9001, a quality management standard.

As a result of its efforts, the Group posted for the fiscal year consolidated revenues of ¥310,253 million (up 1.2% year on year). However, consolidated operating income fell to ¥6,483 million (down 4.3%), and consolidated recurring income declined to ¥5,638 million (down 5.0%), reflecting a weak non-consolidated performance in the first half of the fiscal year. The Group posted impairment losses for certain outlets as a result of strict judgments on impairment in association with the development of a new medium-term management plan for the period beginning the next fiscal year. It also reversed the portion of deferred tax assets that is not likely to be collected. Consequently, the Group posted a consolidated net loss of ¥6,557 million.

The Company opened four new stores for business: Precce Tokyo Midtown store (Minato-ku, Tokyo; sales floor space: 1,065m2) in March 2007, Kabe store (Oume, Tokyo; 10,204m2) and Toritsudaigaku store (Meguro-ku, Tokyo; 1,563m2) in April, and Precce

Futagotamagawa Kasetsu store (Setagaya-ku, Tokyo; 804m2) in July. On the other hand, the Company closed Chikushino store (Chikushino, Fukuoka; 17,937m2) in March, Toritsudaigaku Kasetsu (Meguro-ku, Tokyo; 375m2) in April, Futamatagawa (Yokohama, Kanagawa; 220m2) in June, Futakotamagawa (Setagaya-ku, Tokyo; 673m2) in July, and Honda store (Chiba, Chiba; 1,173m2) in January 2008. Gotanda store returned the upper floors (from the fourth floor to the eighth floor) in association with the remodeling of the entire building in collaboration with the Tokyu Group and refurbished the food floor before the grand opening. Takashimadaira store introduced new tenants and carried out revitalizing initiatives to improve efficiency and convenience. Other stores also implemented sales stimulus plans, aiming to bolster their earnings basis.

With respect to sales activities, the Company stopped providing excessive discounts. In contrast, we introduced new sales promotion plans, including the use of a points system, to improve our ability to attract customers and secure sales of a certain level. However, since customers were more price sensitive than expected, sales stalled in the first half of the fiscal year. The Company responded by stepping up advertising for low prices on fresh foods, especially green groceries, in the second half, and corrected the direction of the sales promotion policy, reviewing the assortment of standard items, including the expansion of private brand items. In addition, it comprehensively reviewed the retailing basics, including customer service and sales floor management, endeavoring to enhance its sales power. As a result, sales recovered in the second half of the fiscal year.

Looking at sales by category, in foods, the Company expanded its range of quality-driven products by carefully selecting production areas, raw materials, and manufacturing processes and developing items that meet customer demands for safety and peace of mind. In processed foods, seasonal products sold well thanks to the good weather and temperatures. The deli department performed particularly well. In fresh foods, the Company supported sales by advertising low prices and bolstering the supply of value-added products, including very fresh products and products processed in stores. As a result, sales, especially those of green groceries, were strong. Total sales of foods exceeded the levels of the previous year.

Sales in the clothing, household goods, and Norengai and Tokusengai categories were below the levels of the previous year, partly reflecting a reduction in sales floor areas through remodeling. Despite this, seasonal merchandise sold well.

Sales Breakdown by Product Category

Category	Operating revenue	Year on Year	Breakdown
	Million yen	%	%
Processed foods	108,419	102.4	44.6
Fresh foods	64,754	102.0	26.7
Foods	173,174	102.2	71.3
Clothing	13,099	93.4	5.4
Household goods	17,977	97.2	7.4
Norengai, Tokusengai	38,546	94.3	15.9
Total	242,797	99.9	100.0

In profit terms, the Company sought to improve its gross margin by developing and expanding sales of private brand products. It also allocated its budget more effectively in an environment of soaring oil and raw material prices.

The number of customers recovered thanks to changes in sales promotion plans in the second half of the fiscal year. As a result, revenues amounted to ¥252,847 million (up 0.3% year on year). However, operating income fell to ¥4,667 million (down 8.5%), and recurring income declined ¥3,844 million (down 9.7%).

Sapporo Tokyu Store Chain celebrated its 35th anniversary. It strove to increase sales by enhancing its ability to attract customers through commemorative sales promotion and the development and sales expansion of commemorative goods. It also improved earnings by rebuilding and opening Hokuei store in August and remodeling the Makomanai store.

Sapporo Tokyu Store Chain also carried out logistics reforms. It commenced operation of a room temperature distribution center in November 2007 and operation of a low temperature distribution center in March 2008, consolidated the distribution network, and reduced operations in stores. The reforms helped lower distribution costs and improve productivity.

The company also promoted environmental activities. For instance, all offices obtained ISO14001 certification, an international standard for environmental management systems.

As a result of the above efforts and as a consequence of the change in the accounting period in the previous fiscal year, Sapporo Tokyu Store Chain posted revenues of ¥53,260 million (up 6.9% year on year), operating income of ¥1,216 million (rising 8.5%), and recurring income of ¥1,075 million (increasing 8.6%).

Other subsidiaries aimed to bolster their sales force, particularly by developing and providing high-quality and high value-added products and services in collaboration with the Company, and promoted efficient operations and the effective use of expenses.

(2) Situation of capital expenditure and financing

Capital expenditure for new stores, remodeling, and properties for new stores amounted to ¥4,381 million, all of which was covered by the Company's own funds.

The Company sought to repay loans through the reimbursement of guarantee money paid and the sale of assets. As a result, loans at the end of the fiscal year were ¥46,805 million, a fall of ¥2,980 million from the end of the previous fiscal year.

(3) Our challenges

There is concern that personal spending will be weak, reflecting the strong impact on consumer sentiment of rising retail prices resulting from soaring raw material costs while household income undergoes sluggish growth. We consequently expect the business environment to become difficult.

In response, the Group is introducing a new medium-term management plan for the three years beginning FY2008. Under the management plan, the Company will give top priority to developing a corporate ability to achieve sustainable growth and will aim to achieve a stable expansion of operating profit with basic policies of improving earnings through a scrap-and-build approach, returning existing stores to profitability, and promoting efficiency through work restructuring and business improvement.

As a priority initiative, the Company will promote a scrap–and-build approach, accelerating the improvement in earnings in nonperforming stores while opening about ten supermarkets, primarily in areas served by Tokyu's railway lines during the period of the management plan. With respect to sales activities, we will consider new sales promotion methods through customer information analysis using the frequent shoppers program, and will bolster training for service to customers and processing technology, thereby returning existing stores to profitability. In products, we will focus on developing and expanding sales of private brand products, increasing revenue from PB products to 30% of total sales, and improving gross margin percentage. The Company will also aspire to improve productivity across the board through effect deployment of its workforce through the introduction of a new personnel system and improving efficiency in back-office operations through business process reform.

In fiscal 2008, the Company will open Nishikoyama store (Shinagawa-ku, Tokyo; sales floor space: 580m2) and Kugahara store (Ota-ku, Tokyo; 1,587m2) for business in April and Mukogaokayuen store (Kawasaki, Kanagawa; 693m2) in November. Nishikoyama store will be the first outlet of Tokyu Store Food Station, a new type of store that responds to demand for home-meal replacement and bolsters the deli department. Meanwhile, the Company closed Gakugeidaigaku store (Meguro-ku, Tokyo; 1,473m2) in March and will close Okurayama store (Yokohama, Kanagawa; 430m2) in May in association with railway aseismic reinforcement work and will close Komamusashidai store (Hidaka, Saitama; 699m2) in April in response to a change in the commercial environment. The Company will remodel and stimulate existing stores one by one in collaboration with the retail-related project of the Tokyu Group to recover their earnings capabilities. In April the Company will open the remodeled Gotanda store when Remy Gotanda begins its operation.

Sapporo Tokyu Store Chain will seek to improve the performance of existing stores and bolster earnings. To maximize the effects of logistics reform, it will review its approach and seek to enhance productivity.

Other subsidiaries will boost operating efficiency and develop quality products in collaboration with the Company. We will expand our activities beyond the Group, creating new sales opportunities and bolstering sales strength.

The Group will unite in its efforts to achieve the above initiatives, bolstering its operating base and improving consolidated earnings.

(4) Changes in assets and earnings

Classification	66th term (Mar. 1, 2004 to Feb. 28, 2005)	67th term (Mar. 1, 2005 to Feb. 28, 2006)	68th term (Mar. 1, 2006 to Feb. 28, 2007)	69th term (term under review) (Mar. 1, 2007 to Feb. 29, 2008)
Revenues	¥262,920mn	¥258,874mn	¥306,489mn	¥310,253mn
Net income	¥2,231mn	-¥2,504mn	¥4,421mn	-¥6,557mn
Earnings per share	¥31.48	-¥35.79	¥63.23	-¥93.78
Total assets	¥124,583mn	¥111,717mn	¥133,260mn	¥119,775mn
Equity	¥38,157mn	¥34,982mn	¥39,740mn	¥31,977mn
Equity per share	¥544.81	¥500.06	¥552.31	¥444.02

(Notes)

1. A minus denotes a loss.
2. Beginning with the 68th term, the Company adopted the Accounting Standard for Presentation of Net Assets in the Balance Sheet (Accounting Standards Board of Japan Statement No. 5 issued on December 9, 2005) and Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet (ASBJ Guidance No. 8 issued on December 9, 2005).
3. In the 67th term, the Company posted a net loss as a result of an impairment loss of ¥6,177 million in association with the early application of asset-impairment accounting.
4. Sapporo Tokyu Store Chain became a consolidated subsidiary in the 68th term.
5. The net loss for the 69th term (under review) was caused by the posting of an impairment loss of ¥5,462 million and an adjusted amount for income tax of ¥5,673 million.

(5) Important circumstances regarding the parent company and subsidiaries

(i) Relations with the parent company

Tokyu Corporation, the parent company of the Company, holds 27,781,000 shares (40.2% of the voting rights) of the Company.

The Company has business relations with Tokyu Corporation, including the leasing of facilities. With respect to personnel relations, a representative director and a director of Tokyu Corporation serve concurrently as a director and corporate auditor of the Company, respectively.

As a member of the Tokyu Group, which is centered on Tokyu Corporation, the Company is building collaborative relations with Tokyu Corporation and other Tokyu Group companies and is endeavoring to enhance the value of the Tokyu brand, with its mission of "Creating a Beautiful Living Environment," the philosophy of the Tokyu Group. We believe that being part of the Tokyu Group generates synergy based on the brand power and management resources of the Tokyu Group.

(ii) Important situation of subsidiaries

Company	Capital	Percentage of Voting Rights	Main Business
Toko Foods Inc.	Million yen 96	% 100.0	Sale of rice
Toko Foods Co. Ltd.	90	100.0	Production and sale of foods
Toko Drug	30	100.0	Management of pharmaceuticals and cosmetics specialty stores
Toko Green Foods	50	100.0	Purchase and sale of flowers and foliage plants and management of specialty stores
Kyodo Gijutsu Center	50	100.0	Maintenance and total management of buildings and facilities
Toko Service	30	100.0	Security, cleaning service, hygienic management, and worker dispatching
Sapporo Tokyu Store Chain	1,377	50.7	Sale of general merchandise, particularly foods

(Note) The business name of Toko Green Foods was changed to Tokyu Flora on March 1, 2008.

(6) Major businesses (as of February 29, 2008)

Tokyu Store Chain Group consists of the Company and its eight subsidiaries and engages primarily in the following businesses:

Retail.................................. The Company and Sapporo Tokyu Store Chain are store chains located in the Tokyo metropolitan area and Sapporo, respectively. They manage retail outlets selling primarily food, and clothing and household goods.

Toko Drug................................(specializing in pharmaceuticals and cosmetics) and Toko Green Foods (specializing in flowers and foliage plants) is a tenant in outlets of the Company.

Production and wholesale of foods... Toko Foods supplies rice and Toko Foods Co. Ltd. supplies daily delivery foods, including *tofu, natto,* noodles and boiled rice, to the Company.

Services and other .... Toko Service provides security, cleaning, and worker dispatching services for outlets of the Company. Kyodo Gijutsu Center manages the equipment of outlets.

(7) **Major offices and plants (as of February 29, 2008)**

The Company	Head office	1-21-12 Kamimeguro, Meguro-ku, Tokyo
	Stores	Tokyo (63 stores), Kanagawa (34 stores), Chiba (5 stores), Saitama (3 stores), Shizuoka (3 stores), and Ibaraki (one store) A total of 99 stores
	Distribution center	Kanagawa (one center)
Toko Foods Inc.	Head office Rice milling center	23-4 Higashiogishima, Kawasaki-ku, Kawasaki, Kanagawa
Toko Foods Co. Ltd.	Head office	1199 Kobayashicho, Mito, Ibaraki
	Plant	Ibaraki (2 plants)
Toko Drug	Head office	2-13-3 Yutenji, Meguro-ku, Tokyo
	Stores	Tokyo (11 stores), Kanágawa (11 stores), and Ibaraki (one store) A total of 23 stores
Toko Green Foods	Head office	1-1-1 Mizusawa, Miyamae-ku, Kawasaki, Kanagawa
	Stores	Tokyo (13 stores), Kanagawa (10 stores), and Ibaraki (one store) A total of 24 stores
Kyodo Gijutsu Center	Head office	23-4 Higashiogishima, Kawasaki-ku, Kawasaki, Kanagawa
	Office	Tokyo (one office)
Toko Service	Head office	2-13-3 Yutenji, Meguro-ku, Tokyo
Sapporo Tokyu Store Chain	Head office	1-1-7 Higashi Sapporo 1-jo, Shiroishi-ku, Sapporo, Hokkaido
	Stores	Sapporo (28 stores) and Kitahiroshima (one store) A total of 29 stores

(8) **Employees (as of February 29, 2008)**

Number of Employees	Change from End of Previous Fiscal Year
2,979	-12

(Note) The average number of part-time workers during the fiscal year was 7,233 (assuming each part-timer worked eight hours a day)

(9) **Major lenders (as of February 29, 2008)**

Lender	Amount Borrowed
	Million yen
The Chuo Mitsui Trust and Banking Company, Limited	7,773
Mitsubishi UFJ Trust and Banking Corporation	6,449
The Bank of Tokyo-Mitsubhishi UFJ, Ltd.	6,043
The Bank of Yokohama, Ltd.	4,207
The Sumitomo Trust & Banking Co., Ltd.	3,394
Mizuho Corporate Bank, Ltd.	2,954
The Norinchukin Bank	2,710

2. **Shares of the Company (as of February 29, 2008)**

(1) **Number of authorized shares 170,000,000 shares**

(2) **Number of issued shares** **70,162,842 shares (including 241,142 shares of treasury stock)**

(3) **Number of shareholders** **10,133 (increase of 1,908 from end of preceding fiscal year)**

(4) **Major shareholders**

Shareholder	Number of Shares Held
Tokyu Corporation	27,781,353
ESOP of Tokyu Store Chain	4,815,555
Japan Trustee Services Bank, Ltd. (Trust Account 4)	1,608,000
Japan Trustee Services Bank, Ltd. (Re-trusted to Chuo Mitsui Asset Trust and Banking Company, Limited, the trust account of CMTB Equity Investments)	1,410,000
Mitsubishi UFJ Trust and Banking Corporation	1,354,000
The Bank of Yokohama, Ltd.	1,342,692
The Dai-ichi Mutual Life Insurance Company	1,292,000
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	1,235,242
Japan Trustee Services Bank, Ltd. (Trust Account)	1,074,000
The Norinchukin Bank	750,012

3. **Stock Acquisition Rights of the Company**

Not applicable.

4. Officers of the Company

(1) Information relating to directors and corporate auditors (as of February 29, 2008)

Post	Name	Responsibility and Representative Post in Other Companies
Chairman & representative director	Hiroshi Kawashima	
President & representative director	Ichiro Takahashi	
Managing director	Hidehiko Soma	In charge of President's Office, Chief Director of Administration
Managing director	Yuji Oimatsu	In charge of Sales, Product, and Development
Director	Kazuo Nagura	Manager of President's Office
Director	Haruo Mizutani	In charge of Product (Clothing and Household Goods)
Director	Hiroshi Mito	Chief Director of Sales
Director	Takashi Hiromoto	Chief Director of Development
Director	Tsutomu Ishikawa	Chief Director of Product
Director	Setsuo Tsukamoto	Director of Daily Delivery Foods
Director	Ikuhisa Miyazaki	Director of Information System
Director	Michihisa Ono	Director of Human Resources
Director	Kentaro Mizushima	Director of Accounting
Director	Toshiaki Koshimura	Tokyu Corporation President & Representative Director
Director	Hirokazu Mizuta	Tokyu Department Store President & Representative Director
Standing corporate auditor	Shinya Okumoto	
Standing corporate auditor	Masayoshi Tezuka	
Corporate auditor	Masamichi Yamada	Itoki Corporation Chairman of the Board, Representative Director
Corporate auditor	Tetsuo Nakahara	Tokyu Corporation Senior Managing Director

(Notes)
1. Directors Toshiaki Koshimura and Hirokazu Mizuta are outside directors as set out in Article 2, Item 15 of the Companies Act.
2. Corporate Auditors Masamichi Yamada and Tetsuo Nakahara are outside corporate auditors as set out in Article 2, Item 16 of the Companies Act.

(2) Total compensation for directors and corporate auditors

Classification	*Number of Officers*	Compensation
Directors	15	¥136 million
Corporate auditors	4	¥35 million
Total	19 (including four outside officers)	¥171 million (including ¥5 million for outside officers)

(Notes)
1. In addition to the above, ¥112 million was paid for the employee portion of the compensation for directors who are also employees.
2. The upper limit of the directors' annual compensation was determined to be ¥264 million (excluding employee portion of the compensation of directors who are also employees) in the 68th annual shareholders' meeting held on May 24, 2007.
3. The upper limit of the corporate auditors' annual compensation was determined to be ¥60 million in the 68th annual shareholders' meeting held on May 24, 2007.

(3) Matters relating to outside officers

(i) Concurrent posts of outside officers (as of February 29, 2008)

Classification	Name	Concurrent Post	
Director	Toshiaki Koshimura	Tokyu Corporation Tobu Railway Tokyu Land Corporation	President & representative director Outside director Outside director
	Hirokazu Mizuta	Tokyu Department Store Nagano Tokyu Department Store	President & representative director Outside director
Corporate auditor	Masamichi Yamada	Itoki Corporation Tokyu Construction Shiroki Corporation Seikitokyukogyo	Chairman & representative director Outside corporate auditor Outside corporate auditor Outside corporate auditor
	Tetsuo Nakahara	Tokyu Corporation Tokyu Construction Tokyu Community Corp. Seikitokyukogyo	Senior managing director Outside director Outside director Outside director

(Note)

1. Toshiaki Koshimura is the president and representative director of Tokyu Corporation, the parent company of the Company. The Company has business relations with Tokyu Corporation, including the leasing of facilities.
2. Hirokazu Mizuta is the president of Tokyu Department Store, which engages in the same type of business as that of the Company. The Company has business relations with Tokyu Department Store, including the leasing of facilities.
3. Masamichi Yamada serves concurrently as chairman & representative director of Itoki Corporation, which has no important business relations with the Company.
4. Tetsuo Nakahara is a senior management director of Tokyu Corporation, the parent company of the Company. The Company has business relations with Tokyu Corporation, including the leasing of facilities.

(ii) Main activities of outside officers

Classification	Name	Principal Activities
Director	Toshiaki Koshimura	Attended all ten meetings of the Board of Directors held during his term in the fiscal year under review and made remarks necessary for deliberations as needed, taking advantage of his wide range of experience and insights as a senior executive.
	Hirokazu Mizuta	Attended 11 of the 12 meetings of the Board of Directors held in the fiscal year under review and made remarks necessary for deliberations as needed, taking advantage of his wide range of experience and insights as a senior executive.
Corporate auditor	Masamichi Yamada	Attended six of the 12 meetings of the Board of Directors and four of the five Board of Corporate Auditors meetings held in the fiscal year under review and made remarks necessary for the performance of the duties of a corporate auditor, including the supervision of directors' execution of their duties.
	Tetsuo Nakahara	Attended all 12 Board of Directors meetings and all five meetings of the Board of Auditors held in the fiscal year under review and made remarks necessary for the performance of the duties of a corporate auditor, including the supervision of the directors' execution of their duties.

(Notes)
1. Since Director Toshiaki Koshimura took office at the annual shareholders' meeting held on May 24, 2007, the maximum number of Board of Directors meetings he could attend in the fiscal year under review was ten.
2. The Company has not concluded liability limitation agreements with the outside officers.
3. The total compensation that the outside officers received from the parent company of the Company and subsidiaries of the parent company of the Company (excluding the Company) as officers for the fiscal year under review was ¥147 million.

5. Accounting Auditor

(1) Name of the auditor

Ernst & Young ShinNihon

(2) Compensation for accounting auditor for the fiscal year under review

	Amount Paid
Compensation for the accounting auditor for the fiscal year under review	¥27 million
Sum of money and other property interests that the Company and its subsidiaries should pay	¥37 million

(Note) Audit fees under the Companies Act and under the Financial Products and Trading Act are not clearly separated in the audit agreement between the Company and the accounting auditor or cannot be actually separated. Compensation for the fiscal year is therefore the sum of all audit fees.

(3) Non-audit work

The Company assigns to the accounting auditor advisory services in relation to the development of internal control and evaluation systems, which are services other than the audit work specified in Article 2, Paragraph 1 of the Certified Public Accountant Law (non-audit work).

(4) Dismissal or non-reappointment of the accounting auditor

Apart from the dismissal of the accounting auditor by the Board of Auditors specified in each item of Paragraph 1 of Article 340 of the Companies Act, the Company will propose to dismiss or not reappoint the accounting auditor at a shareholders' meeting based on an agreement or a request by the Board of Auditors if it is considered difficult for the accounting auditor to perform his or her duties properly.

6. Development of Systems to Ensure Proper Operations (Internal Control System)

Basic policy

The Company has adopted "prosperous coexistence" and "SQP philosophy" as basic principles for the performance by all employees of their duties.

Based on these principles, the Company focuses on building and operating systems for operations that respond flexibly to the business environment.

Company creed: Prosperous coexistence	
Enriching customers, shareholders, business connections, and the community together with the Company	
SQP Philosophy	
1. Safety (safety and a sense of security)	Considering the safety and freshness of products and stores
2. Quality (reliable quality)	Providing valuable products of good quality
3. Price (reasonable price)	Offering affordable and reasonable prices

(1) Systems to ensure that the directors and employees' performance of their duties will comply with laws and regulations, and the Articles of Incorporation

To improve its corporate value, the Company shall emphasize not only compliance but also compliance management under the Tokyu Group Compliance Manual.

To facilitate compliance management, the Company shall establish a code of conduct that should be followed by each director and employee. To ensure full understanding of the code of conduct, the Company shall provide internal compliance training from time to time through management meetings, store manager meetings, and other forums. Moreover, all employees, including representatives, shall sign the "My Pledge", in which they promise customers and society that they will behave in a responsible manner based on common sense.

Meanwhile, the Internal Control Promotion Office of the Internal Audit Division shall carry out internal audits regularly and report the results of audits at meetings.

(2) A system to store and manage information on the directors' performance of their duties

The Company shall store and manage the minutes of meetings of the Board of Directors and other important meetings relating to decision making and information on each director's performance of his or her duties under the Board of Directors Regulations, Document Management Regulations, and Information Security Regulations.

(3) Regulations and other systems for the management of the risks of losses

The Company shall establish a Risk Management Committee, which will have overall control of risk management, and shall build a system to promptly respond to contingencies when they arise or threaten to arise.

In normal times, each department shall identify risks that it confronts and take appropriate action. The Internal Control Promotion Office of the Internal Audit Division shall oversee the risks and actions regularly.

The Company shall develop manuals relating to risks and shall bolster its risk

management system.

(4) Systems to ensure the efficient performance by directors of their duties

The Company shall clarify the authority of the directors and operations in their charge under authority regulations and shall improve efficiency in their performance of their duties.

To bolster the functions of the Board of Directors and improve business efficiency, the Company will hold a Board of Directors meeting every month that will discuss and determine important matters and will inspect the directors' performance of their duties.

Business policy and important business plans shall be fully considered by the Management Committee.

(5) Systems to ensure appropriate operations in the Group, which consists of the Company and its parent company and subsidiaries

The Company shall establish a department in charge of Tokyu Store Chain Group companies and shall take steps to enhance the effectiveness of internal control in the companies through the department. The Company shall also support and give instructions to Group companies as needed.

Each Group company shall develop a code of conduct based on the Tokyu Group Compliance Manual and internal reporting system operation regulations, and shall establish a contact for whistleblowing from employees of the Group in the Internal Control Promotion Department of the Company.

The Company shall promote CSR activities including compliance as a member of the CSR Committee, which consists of major companies of the Tokyu Group and was established based on the Tokyu Group Compliance Manual.

(6) Treatment of employees appointed as assistants to corporate auditors and the independence of such employees from directors

If the corporate auditors request the appointment of employees as assistants to them, the representative directors shall be able to appoint the employees in consultation with the corporate auditors.

The personnel change and evaluation of the employees shall be determined after the views of the standing corporate auditors are heard.

(7) A system for directors and employees to report to the corporate auditors, other systems relating to the reporting to the corporate auditors, and a system to ensure effective audits by corporate auditors

The corporate auditors shall be able to attend meetings of the Board of Directors and other important internal meetings, peruse primary decision requests and other important documents relating to the execution of operations, and request directors and employees to report to them about the execution of operations as needed.

To ensure appropriate communication and effective audits, the corporate auditors shall regularly exchange information with the representative directors, accounting auditor, and internal audit division and shall secure opportunities to discuss and exchange information on auditing policies and methods with corporate auditors of Tokyu Group companies at the Tokyu Group Standing Auditors' Meeting.

7. Important Matter Relating to the Company

The Company and Tokyu Corporation, its parent company, resolved at their respective meetings of the Board of Directors held on March 27, 2008 to conclude a share exchange agreement under which Tokyu Corporation will become the parent company and the Company will become a wholly owned subsidiary of Tokyu Corporation on July 1, 2008. The two companies concluded a share exchange agreement on March 27.

Under the agreement, the Company plans to carry out a share exchange, to take effect on July 1, 2008, upon approval of the share exchange at the annual shareholders' meeting to be held on May 22, 2008.

The Company believes that it will be able to achieve faster decision making and maximized group synergy by becoming a wholly owned subsidiary of Tokyu Corporation through the share exchange, which will consolidate the management strategies of both companies. As a result, the Company will be able to achieve sustainable growth and thus contribute to enhancing the value of the areas along Tokyu's railway lines.

(1) Profile of the parent company (as of March 31, 2007)

(i) Business name:	Tokyu Corporation
(ii) Address:	5-6 Nanpeidaicho, Shibuya-ku, Tokyo
(iii) Representative:	President & Representative Director Toshiaki Koshimura(I(iv)
(iv) Businesses:	Transportation, real estate, retail, leisure & services, hotels, rolling stock manufacturing, and general trading operations
(v) Capital:	¥121,723 million
(vi) Number of shares outstanding:	1,221,546,909 shares

(vii) Net assets	¥363,282 million (consolidated)
(viii) Total assets	¥1,949,350 million (consolidated)

(2) Schedule for the share exchange

May 22, 2008 (plan)	Annual shareholders' meeting to approve the share exchange
June 24, 2008 (plan)	Last day of stock trading
June 25, 2008 (plan)	Date of delisting
July 1, 2008 (plan)	Date of the share exchange (effective date)
Late August 2008 (plan)	Date of delivery of share certificates

(3) Share exchange ratio

Company	Tokyu Corporation (parent company)	Tokyu Store Chain (consolidated subsidiary)
Share exchange ratio	1	1

* One share of Tokyu Corporation will be delivered for one share of the Company.
(In the share exchange, there will be no share allocation for the 27,781,353 Tokyu Store Chain shares that Tokyu Corporation holds.)

Consolidated Balance Sheet

(As of February 29, 2008)

(Unit: Million yen)

Assets		Liabilities	
Item	Amount	Item	Amount
Current Assets	23,821	Current Liabilities	54,159
Cash and deposits	2,846	Accounts payable	17,166
Trade notes and accounts receivable	3,464	Short-term debt	25,137
Inventories	9,790	Accrued income taxes	679
Deferred tax assets	703	Reserve for employees' bonuses	1,069
Other current assets	7,027	Other current liabilities	10,106
Allowance for doubtful accounts	-10	Long-Term Liabilities	33,639
		Long-term debt	21,667
		Deferred tax liabilities	0
		Reserve for employees' retirement benefits	4,245
Fixed Assets	95,954	Reserve for directors' and corporate auditors' retirement benefits	418
Tangible fixed assets	61,347	Deposits from tenants and club members	6,593
Buildings & structures	23,963	Impairment loss on leased assets	695
Rolling stock & machinery	987	Goodwill	17
Furniture & fixtures	1,519	Total Liabilities	87,798
Land	34,848	Net Assets	
Construction in progress	27	Shareholders' Equity	30,749
Intangible fixed assets	2,358	Common stock	10,838
Investments & others	32,247	Capital surplus	10,352
Investment securities	1,381	Retained income	9,684
Affiliated company's stocks	6	Treasury stock	-126
Guarantee and lease deposits	26,697	Valuation, translation and other	297
Deferred tax assets	1,551	Net unrealized gains (losses) on investment securities, net of taxes	297
Other investment, etc.	2,680	Minority interests	930
Allowance for doubtful accounts	-70	Total Net assets	31,977
Total Assets	119,775	Total Liabilities and Net Assets	119,775

Note: All amounts are rounded down to the nearest hundred million yen.

Consolidated Statement of Income

(March 1, 2007 to February 29, 2008)

(Unit: Million yen)

Item	Amount	
Operating Revenue		297,894
Cost of sales		217,170
Gross profit		80,723
Other operating income		12,359
Gross operating profit		93,082
SG&A expenses		86,598
Operating profit		6,483
Non-operating profit		
Interest & dividends	150	
Other income	472	622
Non-operating expenses		
Interest	710	
Other expenses	757	1,468
Recurring profit		5,638
Extraordinary gains		
Reversal of allowance for employees' retirement benefits	93	
Gain on transfer to defined contribution pension plans	153	
Gain on sale of fixed assets	4	
Gain on sale of investment securities	15	267
Extraordinary losses		
Loss on disposal of fixed assets	191	
Loss on store closure	403	
Impairment loss	5,462	
Expenses related to early retirement program	88	
Other extraordinary losses	83	6,228
Income before income taxes and minority interests		323
Income taxes		738
Income tax adjustment		5,673
Minority interests		177
Net loss		6,557

Note: All amounts are rounded down to the nearest hundred million yen.

Consolidated Statement of Changes in Net Assets

(March 1, 2007 to February 29, 2008)

(Unit: Million yen)

	Shareholders' Equity					Valuation, translation and other		Minority interests	Total Net assets
	Common stock	Capital surplus	Retained income	Treasury stock	Total Shareholders' equity	Net unrealized gains (losses) on investment securities, net of taxes	Total valuation, translation and others		
Balance at the end of the previous period	10,838	10,352	16,940	-119	38,012	610	610	1,117	39,740
Changes during the period									
Dividends			-699		-699				-699
Net loss			-6,557		-6,557				-6,557
Purchases of treasury stock				-20	-20				-20
Sale of treasury stock		0		14	14				14
Changes other than those to shareholders' equity (net)						-313	-313	-187	-500
Total changes during the period	-	0	-7,256	-6	-7,262	-313	-313	-187	-7,763
Balance at the end of the period	10,838	10,352	9,684	-126	30,749	297	297	930	31,977

Note: All amounts are rounded down to the nearest hundred million yen.

Consolidated Notes

(Notes Regarding the Basis of Presentation of Consolidated Accounting Documents)

1. Scope of Consolidation

All subsidiaries are consolidated.

Consolidated subsidiaries (eight)

Toko Shokuhin K.K., Tokyo Foods Inc., Toko Green Foods Corporation, Toko Drug Store Chain Co., Ltd., Toko Esco., Ltd., Kyodo Gijutsu Center Co., Ltd., Sapporo Tokyu Store Chain Co., Ltd., DF Shokuhin K.K.

2. Application of the Equity Method

There are no non-consolidated subsidiaries or affiliates to which the equity method is applied.

3. Summary of Significant Accounting Policies

(1) Valuation Standards for and Accounting Treatment of Important Assets

Securities

Other securities

Securities with market quotations:

Securities with market quotations are valued at market on the balance sheet date using the market price method. (The entire difference between the carrying value and the market value is recognized in net assets using the net asset direct recognition method. The cost of sales is computed by the moving average method.)

Securities without market quotations:

Securities without market quotations are valued at cost, which is determined by the moving average method.

Inventories: Products are valued at cost, determined using the retail method. Supplies are valued at cost, determined by the last cost method.

(2) Method for Depreciating Important Assets

Tangible fixed assets:

In principle, depreciation is computed by the declining-balance method. The depreciation of certain assets of the Company and consolidated subsidiaries and of buildings (excluding equipment attached to buildings) acquired after April 1, 1998 is computed by the straight-line method. The estimated useful life of buildings and structures is assumed to be three to fifty years.

Intangible fixed assets:

Depreciation is computed using the straight-line method. Depreciation of software for in-house use is computed using the straight-line method, assuming a useful life of five years.

(3) Important Reserves

Allowance for doubtful accounts:

An estimated unrecoverable amount is posted, based on a loan loss ratio for general debts and on the estimated collectability of each of specific debts, including possible bad debts.

Reserve for employees' bonuses:

A reserve amount is set, based on an estimated amount to be payable, for payments of employees' bonuses.

Reserve for officers' bonuses:

An amount appropriate for the fiscal year is posted, based on the estimated amount payable, for payments of officers' bonuses.

Reserve for employees' retirement benefits:

In preparation for employees' retirement benefits, an amount recognized to have occurred at the end of the fiscal year is posted, based on retirement benefit obligations and estimated pension assets at the end of the fiscal year.

Past service liabilities are reported as an expense, based on the straight-line method for certain years (nine years) within the employees' average remaining period at the time of the occurrence of the liabilities.

Actuarial differences are posted as an expense from the fiscal year following the year in which they occur, primarily based on the straight-line method for certain years (nine years) within the employees' average remaining period at the time of the occurrence.

Reserve for officers' retirement bonuses:

In preparation for officers' retirement bonuses, an amount to be paid at term-end was traditionally posted, based on internal regulations. However, the annual shareholders' meeting in 2005 adopted a resolution to the effect that the Company would abolish the retirement bonus system and would present officers with retirement bonuses in accordance with their terms of office. The reserve for officers' retirement bonuses at the end of the fiscal year under review is an estimated amount payable to officers who took up their positions

prior to the resolution.

(4) Other Significant Matters for Creating Consolidated Accounting Documents

Accounting treatment of leases:

Finance leases, other than those that transfer the ownership of the leased assets to the lessee, are treated in the same way as ordinary operating leases for accounting purposes.

Hedge accounting methods:

Special hedge accounting is applied to interest rate swaps because they meet the requirements for it.

Accounting for consumption tax:

The tax executive method is applied.

4. Valuation of Assets and Liabilities of Consolidated Subsidiaries

All assets and liabilities of the consolidated subsidiary are measured at fair value.

5. Amortization of Goodwill

Goodwill is amortized equally over five years.

(Change in Accounting)

1. Change in Depreciation Method for Tangible Fixed Assets

In association with the revision of the Corporation Tax Law, the depreciation method under the revised Corporation Tax Law applies to tangible fixed assets acquired after April 1, 2007.

As a result of the change, operating profit and recurring profit each fell ¥75 million, and net loss before tax adjustments rose ¥75 million.

(Notes to Consolidated Balance Sheet)

1. Assets Pledged as Collateral

The Company has pledged buildings and structures worth ¥5,117 million, machinery, equipment and vehicles worth ¥199 million, and land worth ¥9,727 million as collateral for the following loans:

Short-term loans payable: ¥4,243 million

Long-term loans payable: ¥5,048 million

In addition to the above, the Company has provided a time deposit of ¥4 million as collateral for accounts payable of ¥1 million.

2. Accumulated Depreciation of Tangible Fixed Assets: ¥67,373 million

(Notes to Consolidated Statement of Changes in Net Assets)

1. Type and Number of Shares Issued at the end of Fiscal Year

Common stock: 70,162,842 shares

2. Dividends

Resolution	Type of shares	Total amount of dividends (million yen)	Dividend per share (yen)	Record date	Effective date
May 24, 2007 Shareholders' meeting	Common stock	349	5	February 28, 2007	May 25, 2007
October 11, 2007 Board of directors' meeting	Common stock	349	5	August 31, 2007	November 8, 2007

3. Dividends to Be Paid after End of Consolidated Fiscal Year

The following dividends for common stock are proposed as an item on the agenda of the annual shareholders' meeting to be held on May 22, 2008.

Resolution	Type of shares	Total amount of dividends (million yen)	Dividend per share (yen)	Record date	Effective date
May 22, 2008 Shareholders' meeting	Common stock	349	5	February 29, 2008	May 23, 2008

Dividends are planned to be paid from retained earnings.

(Notes to Per-share Information)

1. Net assets per share ¥444.02
2. Net loss per share ¥93.78

(Notes Regarding Significant Subsequent Events)

The Company and Tokyu Corporation, its parent company, resolved at their respective meetings of the Board of Directors held on March 27, 2008 to conclude a share exchange agreement under which Tokyu Corporation will become the parent company and the Company will become a wholly owned subsidiary of Tokyu Corporation on July 1, 2008. The two companies concluded a share exchange agreement on March 27.

Under the agreement, the Company plans to carry out a share exchange, to take effect on July 1, 2008, after the approval of the share exchange at the annual shareholders' meeting to be held on May 22, 2008.

The Company believes that it will be able to achieve faster decision making and maximized group synergy by becoming a wholly owned subsidiary of Tokyu Corporation through the share exchange, which will consolidate the management strategies of both companies. As a result, the Company will be able to achieve sustainable growth and thus contribute to enhancing the value of areas along Tokyu's railway lines.

(1) Profile of the parent company (as of March 31, 2007)

(i) Business name:	Tokyu Corporation
(ii) Address:	5-6 Nanpeidaicho, Shibuya-ku, Tokyo
(iii) Representative:	President & Representative Director Toshiaki Koshimura
(iv) Businesses:	Transportation, real estate, retail, leisure & services, hotels, rolling stock manufacturing, and general trading operations
(v) Capital:	¥121,723 million
(vi) Number of shares outstanding:	1,221,546,909 shares
(vii) Net assets:	¥363,282 million (consolidated)
(viii) Total assets:	¥1,949,350 million (consolidated)

(2) Schedule of the share exchange

May 22, 2008 (plan)	Annual shareholders' meeting to approve the share exchange
June 24, 2008 (plan)	Last day of stock trading
June 25, 2008 (plan)	Date of delisting
July 1, 2008 (plan)	Date of the share exchange (effective date)
Late August 2008 (plan)	Share certificate delivery date

(3) Share exchange ratio

Company	Tokyu Corporation (parent company)	The Company (wholly-owned subsidiary)
Share exchange ratio	1	1

- One share of Tokyu Corporation will be delivered for one share of the Company.

(In the share exchange, there will be no share allocation for the 27,781,353 Tokyu Store Chain shares that Tokyu Corporation holds.)

(Other Notes)

Impairment losses: The Tokyu Store Chain Group makes each store outlet a minimal cash flow generating unit and groups the assets of the Group into the units (outlets).

Among outlets that have posted an operating loss for consecutive years or that have land whose market price has declined significantly, where the recoverable amount of such an outlet unit' s assets has fallen below book value, the Group has reduced the book value to the recoverable amount and posted the sum of the reductions as an impairment loss of ¥5,462 million in extraordinary loss.

The Group plans to promote a scrap-and-build approach, an important initiative in the new medium-term management plan for the three years beginning FY2008, and has judged impairment signs more rigidly. As a result, the Group has posted an additional impairment loss of ¥4,954 million in certain outlets.

Copy of the Audit Report Regarding Consolidated Financial Statements

This translation of the Independent Auditors' Report, as well as the entirety of this translation of the Notice of 69th Annual Shareholders' Meeting including attachments thereto, represents the English translation of the corresponding Japanese language document included in the Notice of 69th Annual Shareholders' Meeting. The Independent Auditor's Report was based on the independent auditors' review of Japanese language financial statements and other Japanese language materials. The independent auditors have not reviewed the English translations of the financial statements or other materials provided in this translation of the Notice of 69th Annual Shareholders' Meeting.

INDEPENDENT AUDITORS' REPORT

April 14, 2008

To the Board of Directors of Tokyu Store Corporation

Ernst & Young ShinNihon

Shigeo Taguchi, Representative and Partner Certified Public Accountant
Hiroaki Matsumoto, Representative and Partner Certified Public Accountant

Pursuant to Article 444, Paragraph 4 of the Companies Act, we have audited the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in net assets and the notes to the consolidated financial statements of Tokyu Store Corporation (the "Company") applicable to the fiscal year from March 1, 2007 through February 29, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated

financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position and operating results of the Company and its consolidated subsidiary companies for the period reported in the consolidated financial statements, in accordance with the corporate accounting principles generally applied in Japan.

Additional information

A "Note Regarding Significant Subsequent Events" discussed matters relating to the share exchange with Tokyu Corporation.

We have no interest in the Company that is required to be disclosed by the Certified Public Accountants Law.

Copy of Audit Report of the Board of Auditors

This translation of the Audit Report, as well as the entirety of this translation of the Notice of 69th Annual Shareholders' Meeting including attachments thereto, represents the English translation of the corresponding Japanese language document included in the Notice of 69th Annual Shareholders' Meeting. The Audit Report was based on the auditors' review of Japanese language financial statements and other Japanese language materials. The auditors have not reviewed the English translations of the financial statements or other materials provided in this translation of the Notice of 69th Annual Shareholders' Meeting.

Audit Report

The Board of Corporate Auditors has received reports on the execution of duties by directors during the 69th fiscal year from March 1, 2007 to February 29, 2008 prepared by each of the members of the Board of Corporate Auditors (each, an "Auditor"). After discussing the reports we (the Auditors) have prepared this Audit Report and report as follows.

1. Procedures and details of the audits by the Auditors and the Board of Corporate Auditors

The Board of Corporate Auditors set out audit guidelines and audit plans and reviewed

reports on the status and results of audits from each of the Auditors. It has also reviewed reports from directors and accounting auditors on the performance of their duties and asked for explanations where necessary.

Each of the Auditors: sought to communicate with directors, internal auditing divisions and other employees in accordance with the audit guidelines and audit policy; endeavored to collect information and prepare for the audit; attended the meetings of the Board of Directors and other important meetings; reviewed reports from the directors and other employees on the performance of their duties; asked for explanations where necessary; read documents on matters such as important decisions; and investigated the business and financial conditions at the head office and main branches. We also monitored and verified the details of the resolutions of the Board of Directors concerning the development of the system defined in Article 100, Paragraphs 1 and 3 of the enforcement regulations of the Company Law] as the system for ensuring that directors carry out their duties in accordance with the law and the Articles of Incorporation, and other measures for ensuring the appropriateness of the operations of a joint stock company, as well as the condition of the system of internal controls developed in accordance with such resolution.

Regarding the subsidiaries of the Company, we sought to communicate and exchange information with the directors and auditors of such subsidiaries and where necessary reviewed business reports from such subsidiaries.

In accordance with the procedures outlined above, we examined business reports and the supplementary schedules thereto for the year ended February 29, 2008.

We monitored and verified that the accounting auditors maintained independence and conducted the audit in an appropriate manner, and we also reviewed reports from the accounting auditors regarding the status of the performance of their duties and, where necessary, we requested explanations. We also reviewed notification from the accounting auditors to the effect that "systems for ensuring the appropriate execution of duties" (items indicated in Article 159 of the Corporate Calculation Regulations) had been established in an appropriate manner and, where necessary, we asked for explanations. In accordance with the procedures outlined above, we examined the non-consolidated financial statements (the non-consolidated balance sheet, non-consolidated statement of income, non-consolidated statement of changes in net assets and the notes to the non-consolidated financial statements) and the supplementary schedules thereto as well as the consolidated financial statements (the

consolidated balance sheet, consolidated statement of income, consolidated statement of changes in net assets and the notes to the consolidated financial statements).

2. Results of audit

(1) Audit results for the Business Report, etc.

i. The Business Report and the supplementary schedules thereto fairly represent the condition of the Company in accordance with the laws of Japan and the Articles of Incorporation.

ii. We have determined that there were no material occurrences of dishonesty, fraud or violations of any law or the company's Articles of Incorporation by any of the directors in carrying out the duties and responsibilities of their offices.

iii. In our opinion, the details of the resolution of the Board of Directors concerning the system of internal controls are appropriate.

We have also determined that there are no noteworthy matters concerning the performance of duties by directors in relation to such system of internal controls.

(2) Audit results for non-consolidated financial statements and the supplementary schedules thereto

In our opinion, the audit procedures and audit results received from the accounting auditor, Ernst & Young ShinNihon, are appropriate.

(3) Audit results for consolidated financial statements

In our opinion, the audit procedures and audit results received from the accounting auditor, Ernst & Young ShinNihon, are appropriate.

April 16, 2008

Board of Corporate Auditors, Tokyu Store Corporation

Shinya Okumoto, Standing Corporate Auditor

Masayoshi Tezuka, Standing Corporate Auditor

Masamichi Yamada, Outside Corporate Auditor

Tetsuo Nakahara, Outside Corporate Auditor

Non-consolidated Balance Sheet

(As of February 29, 2008)

(Unit: Million yen)

Assets		Liabilities	
Item	Amount	Item	Amount
Current Assets	21,446	Current Liabilities	43,468
Cash and deposits	1,669	Accounts payable	12,712
Accounts receivable	2,333	Short-term debt	20,107
Merchandise	7,644	Accrued amount payable	2,898
Inventory assets	40	Accrued income taxes	222
Prepaid expenses	1,134	Accrued expenses	4,237
Deferred tax assets	506	Advances received	409
Short-term loans receivable	2,740	Deposits	1,578
Accrued income	5,348	Reserve for employees' bonuses	806
Other current assets	41	Other current liabilities	496
Allowance for doubtful accounts	-13		
Fixed Assets	78,695		
Tangible fixed assets	49,691		
Buildings	18,240	Long-Term Liabilities	26,447
Structures	444	Long-term debt	17,954
Machinery and equipment	236	Reserve for employees' retirement benefits	2,101
Vehicles and rolling stock	3	Reserve for directors' and corporate auditors' retirement benefits	349
Furniture & fixtures	972	Deposits from tenants and club members	5,361
Land	29,789	Impairment loss on leased assets	680
Construction in progress	5	Total Liabilities	69,916
Intangible fixed assets	2,154	Net Assets	
Goodwill	313	Shareholders' Equity	29,916
Leasehold rights	1,306	Common stock	10,838
Trademark rights	0	Capital surplus	10,351
Software	460	Capital reserve	10,339
Right to use facilities	44	Other capital surplus	12
Other intangible fixed assets	29	Retained income	8,851
Investments & Others	26,850	Earned reserve	1,009
Investment securities	1,122	Other retained earnings	7,842
Affiliated company's stocks	1,471	Reserve for advanced depreciation of fixed assets	71
Equity investments	1	General reserve	13,244
Long-term prepaid expenses	275	Unappropriated retained earnings	-5,473
Deferred tax assets	1	Treasury stock	-126
Guarantee and lease deposits	21,909	Valuation, translation and other	309
Other investment, etc.	2,133	Net unrealized gains (losses) on investment securities, net of taxes	309
Allowance for doubtful accounts	-64	Total Net assets	30,225
Total Assets	100,142	Total Liabilities and Net Assets	100,142

Note: All amounts are rounded down to the nearest hundred million yen.

Non-consolidated Statement of Income

(March 1, 2007 to February 29, 2008)

(Unit: Million yen)

Item	Amount	
Operating revenue		242,797
Cost of sales		177,557
Gross profit		65,240
Other operating income		10,049
Gross operating profit		75,290
SG&A expenses		70,622
Operating profit		4,667
Non-operating profit		
Interest & dividends	144	
Other income	403	548
Non-operating expenses		
Interest	556	
Other expenses	815	1,371
Recurring profit		3,844
Extraordinary gains		
Reversal of allowance for employees' retirement benefits	63	
Gain on sale of investment securities	15	78
Extraordinary losses		
Loss on disposal of fixed assets	159	
Loss on store closure	388	
Impairment loss	4,360	
Expenses related to early retirement program	88	
Other extraordinary losses	83	5,080
Net loss before income taxes		1,157
Income taxes		132
Income tax adjustment		5,578
Net loss		6,867

Note: All amounts are rounded down to the nearest hundred million yen.

Non-consolidated Statement of Changes in Net Assets

(March 1, 2007 to February 29, 2008)

(Unit: Million yen)

	Shareholders' Equity								
		Capital surplus			Retained income				
						Other retained earnings			
	Common stock	Capital reserve	Other capital surplus	Total capital surplus	Earned reserve	Reserve for advanced depreciation of fixed assets	General reserve	Unappropriated retained earnings	Total retained earnings
Balance at end of previous period	10,838	10,339	12	10,351	1,009	71	11,244	4,093	16,418
Changes during the period									
Dividends								-699	-699
Reversal of reserve for advanced depreciation of fixed assets						-0		0	-
Provision of general reserve							2,000	-2,000	-
Net loss								-6,867	-6,867
Purchases of treasury stock									-
Sale of treasury stock			0	0					-
Changes other than those to shareholders' equity (net)									-
Total changes during the period	-	-	0	0	-	-0	2,000	-9,566	-7,566
Balance at the end of the period	10,838	10,339	12	10,351	1,009	71	13,244	-5,473	8,851

	Shareholders' Equity		Valuation, translation and other		
	Treasury stock	Total Shareholders' equity	Net unrealized gains (losses) on investment securities, net of taxes	Total valuation, translation and others	Total Net assets
Balance at end of previous period	-119	37,489	611	611	38,100
Changes during the period					
Dividends		-699			-699
Reversal of reserve for advanced depreciation of fixed assets		-			-
Provision of general reserve		-			-
Net loss		-6,867			-6,867
Purchases of treasury stock	-20	-20			-20
Sale of treasury stock	14	14			14
Changes other than those to shareholders' equity (net)		-	-301	-301	-301
Total changes during the period	-6	-7,573	-301	-301	-7,874
Balance at the end of the period	-126	29,916	309	309	30,225

Note: All amounts are rounded down to the nearest hundred million yen.

Non-Consolidated Notes

(Notes to Important Accounting Policies)

1. Valuation Standards for and Accounting Treatment of Assets

Valuation Standards for and Accounting Treatment of Securities

(1) Shares in Subsidiaries:

Securities without market quotations are valued at cost, which is determined by the moving average method.

(2) Other securities

Securities with market quotations:

Securities with market quotations are valued at market on the balance sheet date using the market price method. (The entire difference between the carrying value and the market value is recognized in net assets using the net asset direct recognition method. The cost of sales is computed by the moving average method.)

Securities without market quotations:

Securities without market quotations are valued at cost, which is determined by the moving average method.

Valuation Standards for and Accounting Treatment of Inventories

Valuation standard:	Cost method	
Accounting treatment:	Products (excluding fresh foods)	Retail method
Products (fresh foods)	Last cost method	
Supplies	Last cost method	

2. Method for Depreciating Fixed Assets

Tangible fixed assets:

In principle, depreciation is computed by the declining-balance method. The depreciation of the buildings and structures, and machinery and equipment of the distribution center and of buildings (excluding equipment attached to buildings) acquired after April 1, 1998 is computed by the straight-line method. The estimated useful life of buildings and structures is assumed to be three to fifty years.

Intangible fixed assets:

Depreciation is computed using the straight-line method. Depreciation of software for in-house use is computed using the straight-line method, assuming

a useful life of five years.

Goodwill is amortized equally over five years.

Long-term prepaid expenses:

The straight-line method is applied.

3. Important reserves

Allowance for doubtful accounts:

An estimated unrecoverable amount is posted, based on a loan loss ratio for general debts and on the estimated collectability of each of specific debts, including possible bad debts.

Reserve for employees' bonuses:

A reserve amount is set, based on an estimated amount to be payable, for payments of employees' bonuses.

Reserve for officers' bonuses:

An amount appropriate for the fiscal year is posted, based on an estimated amount payable, for payments of officers' bonuses.

Reserve for employees' retirement benefits:

In preparation for employees' retirement benefits, an amount recognized to have occurred at the end of the fiscal year is posted, based on retirement benefit obligations and estimated pension assets at the end of the fiscal year.

Past service liabilities are reported as an expense, based on the straight-line method for certain years (nine years) within the employees' average remaining period at the time of the occurrence of the liabilities.

Actuarial differences are posted as an expense from the fiscal year following the year in which they occur, based on the straight-line method for certain years (nine years) within the employees' average remaining period at the time of the occurrence.

Reserve for officers' retirement bonuses:

In preparation for officers' retirement bonuses, an amount to be paid at the term-end has traditionally been posted, based on internal regulations. However, the annual shareholders' meeting in May 2005 adopted a resolution to the effect that the Company would abolish the retirement bonus system and would present officers with retirement bonuses in accordance with their terms of office. The reserve for officers' retirement bonuses at the end of the fiscal year

under review is an estimated amount payable to the officers who took office before the resolution.

4. Other Significant Matters for Creating Accounting Documents

Accounting treatment of leases:

Finance leases, other than those that transfer the ownership of the leased assets to the lessee, are treated in the same way as ordinary operating leases for accounting purposes.

Hedge accounting methods:

Special hedge accounting is applied to interest rate swaps because they meet the requirements for it.

Accounting for consumption tax:

The net-of-tax method is applied.

(Change in Accounting)

Change in Depreciation Method for Tangible Fixed Assets

In association with the revision of the Corporation Tax Law, the depreciation method under the revised Corporation Tax Law is applied to tangible fixed assets acquired after April 1, 2007.

As a result of the change, operating income and recurring income each fell ¥65 million, and net loss before tax adjustments rose ¥65 million.

(Notes to Balance Sheet)

1. Assets Pledged as Collateral

The Company has pledged buildings worth ¥1,738 million and land worth ¥4,281 million as collateral for the following loans:

Short-term loans payable:	¥345 million
Long-term loans payable:	¥2,005 million

2. Accumulated Depreciation of Tangible Fixed Assets: ¥57,020 million

3. Loans Receivable from and Loans Payable to Affiliates

Short-term loans receivable:	¥2,874 million
Short-term loans payable:	¥2,472 million
Long-term loans receivable:	¥4,526 million
Short-term loans payable:	¥14 million

4. Shares in Parent Company

Fixed assets (shares in affiliates):	¥6 million

(Notes to Statement of Income)

1. Trading Value with Affiliates

Operating revenue:	¥3 million
Purchases:	¥9,202 million
Trading value excluding operating transactions:	¥183 million

2. Impairment losses:

The Tokyu Store Chain Group makes each store outlet a minimal unit generating cash flows and groups the assets of the Group into the units (outlets).

Among outlets that have posted an operating loss for consecutive years or that have land whose market price has declined significantly, where the recoverable amount of such an outlet unit' s assets has fallen below book value, the Group has reduced the book value to the recoverable amount and posted the sum of the reductions as an impairment loss of ¥4,360 million in extraordinary loss.

The Group plans to promote a scrap-and-build approach, an important initiative in the new medium-term management plan for the three years beginning FY2008, and has judged impairment signs more rigidly. As a result, the Group has posted an additional impairment loss of ¥4,121 million in certain outlets.

(Notes to Statement of Changes in Net Assets)

Type and Number of Shares of Treasury Stock at End of Fiscal Year

Common stock:	241,142 shares

(Notes to Tax Effect Accounting)

Breakdown of deferred tax assets and deferred tax liabilities by cause

Total deferred tax assets

Reserve for employees' retirement benefits :	¥1,965 million
Impairment loss:	¥2,685 million
Lease impairment:	¥393 million

Reserve for employees' bonuses:	¥327 million
Loss on store closings:	¥42 million
Enterprise tax payable, office tax payable:	¥123 million
Reserve for officers' retirement bonuses:	¥142 million
Net loss carried forward:	¥2,707 million
Loss on valuation of shares in affiliates:	¥32 million
Loss on revaluation of investment securities:	¥10 million
Other:	¥231 million
Deferred tax assets subtotal:	¥8,662 million
Valuation reserve:	-¥7,065 million
Deferred tax assets total:	¥1,597 million

Deferred tax liabilities	
Gain from establishment of retirement benefit trusts:	¥828 million
Other differences on revaluation of securities:	¥212 million
Loss from putting on deferred income tax:	¥48 million
Deferred tax liabilities total:	¥1,089 million
Net deferred tax assets:	¥507 million

(Notes to Fixed Assets Used through Leasing)

Finance leases, other than those that transfer the ownership of the leased assets to the lessee

1. Acquisition cost equivalent of leased property, accumulated depreciation equivalent, accumulated impairment loss equivalent, and amount equivalent to outstanding balance

	Transportation equipment (Million yen)	Furniture and fixtures (Million yen)	Total (Million yen)
Acquisition cost equivalent	12	4,150	4,162
Accumulated depreciation equivalent	6	1,906	1,912
Accumulated impairment loss equivalent	-	1,079	1,079
Amount equivalent to outstanding balance	6	1,164	1,170

(Note) Since the ratio of [lease fees for remaining terms as of the end of the financial year to tangible fixed assets on the same day is low, the acquisition cost equivalent is calculated by the inclusive-of-interest-expenses method.

2. Lease fees equivalent for the remaining term at the end of the term and leased assets impairment account at the end of the term

Lease fees equivalent for the remaining term at the end of the term

Within one year:	¥692 million
Over one year:	¥1,557 million
Total:	¥2,250 million

Leased assets impairment account at the end of the term: ¥967 million

(Note) Since the ratio of lease fees for the remaining term at the end of the term to tangible fixed assets at the end of the term is low, lease fees equivalent for the remaining term is computed by the inclusive-of-interest-expenses method.

(Notes to Transactions with Related Parties)

In the table below, trading value does not include consumption tax, and the balance at end of year includes consumption tax.

1. Parent company and major shareholder companies

Relation-ship	Company name	Address	Capital or investments (million yen)	Business	Voting rights (held) (%)	Relations: Concurrent posts of officers	Relations: Business	Transaction	Trading value (million yen)	Account	Balance at end of year (million yen)
Parent company	Tokyu Corporation	Shibuya-ku, Tokyo	121,724	Railway, real-estate, and other operations	(Held) Direct: 40.2 Indirect: 0.2 (Holding) 0.0	Two concurrent posts	Leasing of facilities	Leasing of facilities	4,021	Deposits and guarantee money paid	4,512

Business terms and policy for determining business terms

Business terms are the same as those for transactions with general business partners

2. Fellow subsidiaries

Relation-ship	Company name	Address	Capital or investments (million yen)	Business	Voting rights (held) (%)	Relations: Concurrent posts of officers	Relations: Business	Transaction	Trading value (million yen)	Account	Balance at end of year (million yen)
Subsidiaries of the parent company	Tokyu Card, Inc. (a subsidiary of Tokyu Corporation)	Shibuya-ku, Tokyo	300	Operations relating to the handling of credit cards	-	One concurrent post	Outsourcing of credit card-related operations	Outsourcing of credit card-related operations	1,270	Accounts receivable-trade Accrued revenue Accrued expense	919 1,532 1,862
	Tokyu Finance & Accounting Co., Ltd.	Shibuya-ku, Tokyo	280	Financing to Tokyu Group companies	-	-	Financing	Borrowed funds	2,186	Short-term loans payable	2,186

Business terms and policy for determining business terms
Business terms are the same as those for transactions with general business partners

(Notes to Per-share Information)

1. Net assets per share ¥432.28
2. Net loss per share ¥98.22

(Notes Regarding Significant Subsequent Events)

The Company and Tokyu Corporation, its parent company, resolved at their respective meetings of the Board of Directors held on March 27, 2008 to conclude a share exchange agreement under which Tokyu Corporation will become the parent company and the Company will become a wholly owned subsidiary of Tokyu Corporation on July 1, 2008. The two companies concluded a share exchange agreement on March 27.

Under the agreement, the Company plans to carry out a share exchange, to take effect on July 1, 2008, after the approval of the share exchange at the annual shareholders' meeting to be held on May 22, 2008.

The Company believes that it will be able to achieve faster decision making and maximized group synergy by becoming a wholly owned subsidiary of Tokyu Corporation through the share exchange, which will consolidate the management strategies of both companies. As a result, the Company will be able to achieve sustainable growth and thus contribute to enhancing the value of areas along Tokyu's railway lines.

(1) Profile of the parent company (as of March 31, 2007)

(i)	Business name:	Tokyu Corporation
(ii)	Address:	5-6 Nanpeidaicho, Shibuya-ku, Tokyo
(iii)	Representative:	President & Representative Director Toshiaki Koshimura
(iv)	Businesses:	Transportation, real estate, retail, leisure & services, hotels, rolling stock manufacturing, and general trading operations
(v)	Capital:	¥121,723 million
(vi)	Number of shares outstanding:	1,221,546,909 shares
(vii)	Net assets :	¥363,282 million (consolidated)

(viii) Total assets: ¥1,949,350 million (consolidated)

(2) Schedule of the share exchange

May 22, 2008 (plan)	Annual shareholders' meeting to approve the share exchange
June 24, 2008 (plan)	Last day of stock trading
June 25, 2008 (plan)	Date of delisting
July 1, 2008 (plan)	Date of the share exchange (effective date)
Late August 2008 (plan)	Share certificate delivery date

(3) Share exchange ratio

Company	Tokyu Corporation (parent company)	The Company (wholly-owned subsidiary)
Share exchange ratio	1	1

* One share of Tokyu Corporation will be delivered for one share of the Company.
(There will be no share allocation for the 27,781,353 Tokyu Store Chain shares that Tokyu Corporation holds in the share exchange.)

Copy of the Audit Report Regarding Non-Consolidated Financial Statements

This translation of the Independent Auditors' Report, as well as the entirety of this translation of the Notice of 69th Annual Shareholders' Meeting including attachments thereto, represents the English translation of the corresponding Japanese language document included in the Notice of 69th Annual Shareholders' Meeting. The Independent Auditor's Report was based on the independent auditors' review of Japanese language financial statements and other Japanese language materials. The independent auditors have not reviewed the English translations of the financial statements or other materials provided in this translation of the Notice of 69th Annual Shareholders' Meeting.

INDEPENDENT AUDITORS' REPORT

April 14, 2008

To the Board of Directors of Tokyu Store Corporation

Ernst & Young ShinNihon
SHIGEO TAGUCHI, Representative and Partner Certified Public Accountant
HIROAKI MATSUO, Representative and Partner Certified Public Accountant

Pursuant to Article 436, Paragraph 2, Item 1 of the Companies Act, we have audited financial statements including the non-consolidated balance sheet, the non-consolidated statement of income, the non-consolidated statement of changes in net assets, the notes to the non-consolidated financial statements and the related supplementary schedules of Tokyu Store Corporation (the "Company") applicable to their 69th fiscal year from March 1, 2007 through February 29, 2008. These non-consolidated financial statements and the related supplementary schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these non-consolidated financial statements and the related supplementary schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the non-consolidated financial statements and the related supplementary schedules are free

of material misstatements. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the non-consolidated financial statements and the related supplementary schedules. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the non-consolidated financial statements and the related supplementary schedules referred to above present fairly, in all material respects, the non-consolidated financial position and operating results for the period reported in the non-consolidated financial statements and the related supplementary schedules in accordance with the corporate accounting principles generally applied in Japan.

Additional information

A "Note Regarding Significant Subsequent Events" discussed matters relating to the share exchange with Tokyu Corporation.

We have no interest in the Company that is required to be disclosed by the Certified Public Accountants Law.

Attachment II

Translation:
This English translation is being provided to United States shareholders for the sole purpose of complying with certain requirements under United States securities laws. It is not intended in any way to substitute or replace the original Japanese version under Japanese law and if there is any discrepancy between the original Japanese version and this translation, the original Japanese version shall govern.

NOTICE TO SHAREHOLDERS RESIDENT IN THE UNITED STATES:
This public notice relates to a proposed business combination which involves the securities of a foreign company. It is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for any U.S. shareholder to enforce its rights and any claim it may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. Such U.S. shareholder may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

May 1, 2008

To Our Valued Shareholders

Tokyu Store Chain, Co., Ltd.

Announcement Regarding the Shareholders Benefits of Tokyu Store Chain, Co., Ltd. and Tokyu Corporation

We are pleased to announce the Shareholders Benefits of Tokyu Store Chain, Co., Ltd. and Tokyu Corporation.

On Thursday, March 27, 2008, the Boards of Directors of Tokyu Store Chain Co., Ltd. and its parent company, Tokyu Corporation, both passed resolutions to enter into an agreement with each other to make Tokyu Store Chain a wholly owned subsidiary of Tokyu Corporation, as of July 1, 2008, through a share exchange.

Based on the agreement, Tokyu Store Chain plans to request its shareholders to approve the share exchange agreement at its 69th Annual General Meeting of Shareholders, which is scheduled to be held on May 22, 2008.

Upon approval of the share exchange at the General Meeting of Shareholders, Tokyu Store Chain shareholders would become shareholders of Tokyu Corporation as of July 1, 2008, which in turn would entitle them to the shareholder benefit plan ofTokyu Corporation.

We are pleased to provide on the following page a summary of the shareholder benefit plan of Tokyu Corporation, announced by Tokyu Corporation on April 25, 2008 and effective as of September 30, 2008. In addition, we announce below a summary of discount shopping vouchers for our shareholders as of February 29, 2008.

Please note that the announced change in the shareholder benefit plan for shareholders of Tokyu Corporation is subject to the approval of the share exchange at our 69th General Meeting of Shareholders.

Details of Shareholder Benefits for Tokyu Store Chain Shareholders

Benefits are for shareholders with 1,000 shares or more, as listed on the register of shareholders or the register of beneficial shareholders as of February 29, 2008.

As in past years, we will mail you shareholder benefit shopping discount vouchers, in accordance with our criteria, on May 22, 2008. The vouchers are effective from June 1, 2008 to November 30, 2008.

Shareholder Benefit Plan for Tokyu Corporation

The following discount vouchers, in addition to the new discount shopping vouchers of Tokyu Stores, will be issued to Tokyu Corporation shareholders with 1,000 shares or more, as listed on the register of shareholders or the register of beneficial shareholders as of the record dates (March 31 and

September 30).

* The first record date of Tokyu Corporation after the share exchange will be September 30, 2008. (Discount vouchers relating to such record date will be delivered in early December.)

Shareholders with 1,000 shares or more (universal)

Tokyu Store: For each interim period, forty 50-yen shopping discount vouchers will be distributed.

(New) Subject to Note 1 below, in any purchase at Tokyu Store outlets exceeding 1,000 yen made by cash, credit card or Tokyu Group gift certificate, one voucher (representing a 50 yen discount) can be used for each 1,000 yen spent (as shown on the receipt and including consumption tax).

Amount of purchase (as shown on receipt and including consumption tax)	Number of discount shopping vouchers that can be used
1,000-1,999 yen	One (50 yen)
2,000-2,999 yen	Two (100 yen)
3,000-3,999 yen	Three (150 yen)
4,000-4,999 yen	Four (200 yen)
5,000-5,999 yen	Five (250 yen)
and so on	and so on

(Note 1) Such discount shopping vouchers can be used at Tokyu, Tokyu Store, and Precce outlets, as well as Sapporo Tokyu Store. Please note, however, that the vouchers may not be used at certain specialty and tenant shops at those locations. In addition, the discount vouchers may not be used for the purchase of certain products.

Tokyu Department Store:
Ten 10% discount shopping vouchers will be mailed in each interim period.

(Note 2) For each cash purchase exceeding 3,000 yen (excluding tax) at a single department, a discount of 10% on the purchase price is offered (the discount is rounded off to the nearest hundred yen), excluding sale items and food (gift sets and groceries in the food department are excluded as "food").
One discount shopping voucher may be used on a purchase of up to 50,000 yen, excluding tax.

(Note 3) Branches accepting the discount shopping vouchers are Tokyu Department Store branches (the Main Branch, the Toyoko, Kichijoji, Tama Plaza, and Sapporo branches, and Nagano Tokyu Department Store).

Tokyu Hotels:
Eight vouchers that can be redeemed for a 30% guest room discount (from the regular room price) will be mailed in each interim period.

(Note 4) Certain member hotels do not accept the discount vouchers.

Shareholders with 3,000 shares or more

Number of shares owned	Ticket/pass on Tokyu lines	(Number issued for each interim period) Number of tickets/passes
From 3,000 shares to 4,999 shares	Preferred train ticket for all lines (one trip per ticket)	10
From 5,000 shares to 9,999 shares	Same as above	20

From 10,000 shares to 18,999 shares	Same as above	40
From 19,000 shares to 27,999 shares	Same as above	80
From 28,000 shares to 56,999 shares	Preferred train pass for all lines	1
	Preferred train ticket for all lines (one trip per ticket)	30
From 57,000 shares	Preferred train/Tokyu Bus pass for all lines	1
	Preferred train ticket for all lines (one trip per ticket)	30

* To receive shareholder benefits, a shareholder must have their name registered or recorded on the register of shareholders or the register of beneficial shareholders on the record date.
* Please see Tokyu Corporation's website for further details. (http://www.ir.tokyu.co.jp/titleview.cgi?hidTitlename=headline_e&hidSubname=headline_e&hidLanguage=E)

END